May 1, 2014

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Franklin Wyman

Joel Parker

Christina De Rosa

John Krug

Jeffrey P. Riedler, Assistant Director

Re: JRSIS Health Care Corporation

Registration Statement on Form S-1

Filed March 6, 2014

File No. 333-194359

Ladies and Gentlemen,

JRSIS Health Care Corporation (the “Company” or “JRSIS”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.1 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated April 2, 2014 (the “Comment Letter”), and information and page references to locations within the Amendment where responsive disclosure can be found. We have also attached a redlined.pdf of the narrative portion of the Amendment for the Staff’s convenience.

Comment Letter Dated April 2, 2014

Amendment No. 1 to Form S-1, filed on March 6, 2014

General

1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:

The Company acknowledges this comment and has complied.

2.	Please confirm that the images included in your registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

Response:

Comment complied with. The Company respectfully acknowledges the Staff's comment and submits that it does not currently intend to use graphic, visual or photographic information in the printed prospectus except as currently depicted in the Registration Statement. In the event the Company subsequently determines to use additional graphic, visual or photographic information in the printed prospectus, the Company intends to supplementally provide the Staff copies of any such materials as promptly as practicable.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supple mentally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

Comment complied with. The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). There are no research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering contemplated by the Registration Statement. To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, or published or distributed by any broker or dealer that is participating or will participate in the offering, the Company will supplementally provide copies to the Staff.

4.	Please limit your outside front prospectus cover page to one page, in accordance with Item 501(b) of Regulation S-K.

Response:

In response to the Staff’s comments, we limited our outside front prospectus cover page to one page, in accordance with Item 501(b) of Regulation S-K. Please see the cover page within the prospectus on pages and .

5.	We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

•	How do you maintain your books and records and prepare your financial statements?

Response:

In response to the Staff’s comments. The Company’s China operations maintain their books and records in accordance with the accounting principles and the relevant financial regulations applicable to enterprises established in the People’s Republic of China (“PRC GAAP”). For each reporting period, the Company’s China-based reporting manager, with the assistance of the finance manager and accountant of China Jiarun Hospital, makes the necessary adjustments in order to convert its books and records to U.S. GAAP for SEC reporting purposes. These adjustments, consisting primarily of converting the financial records from what is effectively a tax or cash basis to an accrual basis, are reviewed by Chief Financial Officer, One of the board member and one of the shareholder, then reviewed by registered public accounting firm, De Joya Griffith.

We amended our Registration Statement marked to show changes from the Registration Statement filed on 6th March, 2014.

We have established a well refined data management system which connects between the Hospital’s entries booking terminals with our accounting consolidation system. The accounting consolidation system is constantly maintained to be current and regularly summarized to allow for the management to access for the most reliable and up to date accounting information. Most importantly, it will allow us to determine immediately to learn if we are making a profit, breaking even or operating at loss.

Our overall accounting system that has been established between the Hospital’s operation units and our finance department provides a constant flow of information about the state of our business. Through this fluid transmission of information data, it allows us to quickly and accurately record, assemble and analyze various hospital units and operations and provide us with detail financial and operational data. From the information we gathered, we are able to minimize the possibility of making the wrong financial decisions such as over investment or over expenditure.

Initially, our records are focused on information about hospital prospects. Before spending any money on our business start-up, setting up a record system suitable for the business we intend to establish. Start making entries (keeping books) for our business with our first expenditure and proceed on from there to enter everything we spend and receive before and after our business opens.

Document and record everything we spend in our business start-up. In our expenditures record, include operating expenses prior to the business opening.

   Expenditures include:

●  Medical consumables;

●  Salaries and benefits;

●  Office supplies;

●  Vehicle expenses;

●  Utilities expenses;

●  Rentals and leases;

●  Interest expense;

●  Depreciation and

   Also, we have complete records of our start-up inventory together with our hospital system.

After receiving any document, make copies of all leases, agreements, contracts, bids by suppliers or contractors and other similar documents. Use the copies as information sources for management and decision making.

Keep the originals in a safe place away from our business to ensure that we will access to them if we need them — a safety deposit box is an excellent location. If a fire, flood, break-in, tornado, or other disaster occurs, we’ll need the originals if our business is to survive.

After our business opens, document all operating costs; the gross and net costs of additions to inventory; the dates, and dollar value of each sale or service; and the dollar amount of daily, weekly, and monthly sales and services.

We have employees’ hiring, contracts, social insurance and tax status information for each employee as they are required by the local tax Bureau and Chinese employment regulations. Also, we must keep records for each employee indicating hours worked, wages, and payroll taxes, in accordance with applicable rules and regulations.

Our records system provides the framework for our bookkeeping,

Today the best way to manage business records is by using a computer software package such as Kingdee, QuickBooks, Yonyou and so on. Our company is using Kingdee, which includes functions such as check-writing and shortcut methods of preparing reports, financial statements, inventory records, and other summary statements. It includes regular backup system of our files, as well as software upgrades on a regular basis. Our computer software systems are double-entry systems. In double-entry systems, all business transactions are entered in a journal and then posted to the respective account according to the initial setup procedures that will allow for excellent control of errors.

As operating in a special industry, we have an extra healthcare record system, which providing us with dairies of doctors work records, patient records, daily cash records and Social insurance receivable records, medicine selling records, inventories changing records and daily sales summary and such great details. By this system, our accounting department, purchasing department, and drugstore departments and all related departments can obtain required information from the system instantly. We are serious about growing the business, so using this type of record keeping system. However, our management still have a plan to upgrade our healthcare system in the new hospital operation, with the new electronica healthcare system, our doctors will have better track records of patient reports in a master system.

•	Describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•	What is the background of the people involved in your financial reporting?

Response:

In response to the Staff’s comments. The Company maintains the following controls to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

(i)          The Company has developed its accounting policies based on U.S. GAAP for the purpose of preparing its consolidated financial statements;

(ii)          The Chief Financial Officer, one of the board member and one of the company shareholder formulates the board and are responsible for the review and analyze the accounting implications under U.S. GAAP for new and significant transactions or changes in the Company’s operations to determine the appropriate accounting treatment;

(iii)          The Chief Financial Officer is responsible for reviewing the latest regulatory developments and recent U.S. GAAP pronouncements relevant to the Company’s accounting structures, estimates and other financial accounting policies collected by the financial reporting manager on a quarterly basis to assess whether the accounting policies and accounting estimates of the Company require any revision. A report on the potential impact of the latest regulatory developments and recent U.S. GAAP pronouncements on the Company’s accounting policies and accounting manual is then sent to the remaining members of the board for their review and comment.

(iv)          The Company maintains an accounting checklist and manual for the finance team that sets forth the main accounting guidelines and policies in accordance to the U.S. GAAP that may be relevant to the Company’s preparation of its consolidated financial statements;

(v)          The Company maintains a disclosure checklist for preparing SEC and other applicable regulatory filings in order to comply with the disclosure requirements under U.S. GAAP;

(vi)          Based on the financial data and the review of the underlying supporting documents, the accountants would prepare the accounting entries for the various transactions they are responsible for. Once the entries are inputted into the system, the reporting manager will prepare the first draft of the consolidated financial statements in accordance with the U.S. GAAP. The Chief Financial Officer and one member of the board would perform a quality control review on the draft financial statements, including an assessment of the appropriateness of the accounting treatments and consolidated financial statements and then perform the final review to ensure the completeness, accuracy and adequacy of the disclosures.

As a result of the controls the Company maintains, coupled with the U.S. GAAP knowledge and experience that the core reporting and review team possesses, the Company believes it can ensure that the activities conducted and the transactions consummated by the Company are recorded in accordance with U.S. GAAP and are presented fairly, reliably and accurately.

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	What role he or she takes in preparing your financial statements;
•	What relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	The nature of his or her contractual or other relationship to you;
•	Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•	About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

Response:

In response to the Staff’s comments. The Company’s reporting team consists of one finance manager, one reporting manager, one Chief Financial Officer, one board member and one shareholder. The finance manager and the accountant are responsible in entering financial data, performing closing periodically and preparing financial reports. The reporting manager are involved in preparing consolidated financial statements, S1, Quarterly reports and annual reports in accordance with U.S. GAAP. Finally, the Chief Financial Officer is responsible for overseeing the whole processes and reviewing the financial information together with a member of the board for final confirmation.

All members of the reporting team have been involved in professional accounting practices for at least one year and are obligated to participate in various professional accounting training at least once per year. As a minimal requirement, the members are required to be highly knowledgeable on the evaluation methodology of the internal control over financial reporting.

The Company has built a competent team that are involved in drafting and delivering the financial reporting. All of the finance personnel have the relevant education and professional experience to support their role. The key financial reporting personnel responsible for preparing and reviewing the S1 include: (i) Finance manager, (ii) Reporting manager, (iii) The chief financial officer, (iv) One of the director, (v) One of the shareholder.

(i)          Finance manager

Responsibilities: The finance manager is responsible for leading the team of accountants in preparing for accounting entries for transactions. The finance manager is also responsible for the financial data entry and the review of the underlying supporting documents.

Education: The finance manager received his bachelor degree in Harbin Staff Institute of Finance and Trade majoring in Accounting.

Ongoing training: Since 2011, the finance manager has participated in various accounting and auditing training courses in China every year.

Nature of relation to the Company: The finance manager joined the Company in 2006.

Professional experience: Prior to joining the Company, the finance manager was working as the accounting supervisor in Harbin Jinhuaxin Technology Co., Ltd, responsible for overall accounting department operations such as maintenance of financial records, cash flow management, taxation preparation and reporting and quarterly and annual financial reporting.

(ii)          Reporting Manager

Responsibilities: The reporting manager is responsible for preparing the first draft of the consolidated financial statements in accordance with the accounting manual of the Company and the U.S. GAAP standards. The reporting manager is also responsible for conducting research on U.S. GAAP, preparing memos regarding new accounting policy issues, revising the accounting manual to reflect the latest U.S. GAAP accounting treatments and tracking U.S. GAAP updates and changes in policy in accounting estimates and policies.

Education: The reporting manager received the master’s degree in Harbin Engineering University majored in Business Studies and he received his bachelor’s degree in Harbin Normal University majoring in accounting management and auditing.

Ongoing training: Since 1993, the reporting manager has participated a number of taxation and management professional trainings. In 2012, the reporting manager has participated various professional training courses covering various topics such as , Securities Act 1933, Securities Exchange Act 1934, etc.

Nature of relation to the Company: The reporting manager joined the Company in 2013.

Professional experience: Prior to joining the Company, the reporting manager was working for Heilongjiang Qingyuanfang Trading Ltd as the Chief Executive Officer and was responsible for spearheading the direction of the company to drive for success within the industry. She has also served for Heilongjiang Huifeng Shiye Development Ltd as the Chief Financial Officer and participated in the preparation of financial statements under U.S. GAAP and financial data analysis.

(iii)          The Chief Financial Officer

Responsibilities: The chief financial officer is responsible for reviewing the consolidated financial statements of the Company, ensuring the quality of the Company’s consolidated financial statements prepared under U.S. GAAP and the effectiveness of its internal control over financial reporting.

Education: The chief financial officer received Bachelor’s degree in business studies from the University of Exeter in British.

Ongoing training: Since 2011, the CFO has participated in various professional trainings about U.S. GAAP and Securities Act 1933, Securities Exchange Act 1934, and other related U.S. regulations.

Nature of relation to the Company: The chief financial officer joined the Company in 2009 as the finance manager. In 2012, she was promoted to as the CFO for the Company. The CFO is the daughter of the Chairman (Mr. Zhang).

Professional experience: Prior to joining the Company, the chief financial officer was working for Harbin Humankind Biology Technology Co., Limited finance department, and was involved in the preparation of US GAAP based financial statements and participated in the preparation of the company’s proposal of U.S. initial public offering, including writing the company’s efforts to respond to and clear all SEC comments on its U.S. GAAP financial statements. The CFO has received professional training relating to U.S. GAAP, Securities Exchange Act 1934, Securities Act 1933, Regulation S-K and Regulation S-X.

(iv)           One of the board member

Responsibilities: The designated board member is responsible for reviewing the prepared financial statements, including footnote and disclosures, to ensure the end result are prepared in accordance to U.S. GAAP. This board member is also responsible for researching on accounting issues, accounting memos, and maintaining U.S. GAAP-related regulatory knowledge is up to date.

Education: The board member received her master’s degree in banking, bachelor’s degree in accounting both from Massey University in New Zealand. She also received her college’s degree in business computing from UCOL in New Zealand.

Ongoing training: This board member has participated ACCA course studies and has participated in a number of professional training relating to US financial reporting standards.

Nature of relation to the Company: The board member joined the board in 2012.

Professional experience: Prior to joining the Company, the board member has approximately seven years of professional accounting experience, participating in various senior positions at different international accounting firms. This board member has been serving for Eden Hall Global Capital Co., Ltd as CEO Assistant since 2010 and has participated in a number of due diligence and accounting related projects, helping international companies for preparing management reports, maintaining accounting records, government reporting and tax filling. This board member was formerly an executive assistant to the CFO in GFort Advisor Company in China and was responsible for drafting SEC reporting process in preparation for the IPO, as well as preparing all external reporting. She also assisted in the preparation of Acquisition analysis and special projects for the CFO and CEO. This board member has formerly served as a finance manager at Green Island Limited in New Zealand and was responsible for providing and interpreting financial information; monitoring and interpreting cash flows and predicting future trends; conducting reviews and evaluations for cost-reduction opportunities; managing a company's financial accounting, monitoring and reporting systems; liaising with auditors to ensure annual monitoring is carried out; developing external relationships with appropriate contacts, e.g. auditors, solicitors, bankers and statutory organizations such as the Inland Revenue; producing accurate financial reports to specific deadlines; managing budgets; arranging new sources of finance for a company's debt facilities; supervising staff; keeping abreast of changes in financial regulations and legislation

(v)          One of the shareholder

Responsibilities: This shareholder is also responsible for the review of consolidated financial statements, accounting reports, S1, Quarterly reports, annual report, in accordance with U.S. GAAP, accounting issues and U.S. GAAP-related regulatory updates.

Education: This shareholder received master’s degree in banking, bachelor’s degree in accounting both from Massey University in New Zealand.

Nature of relation to the Company: The shareholder joined the Company in 2012.

Professional experience: This shareholder was formerly an Office manager of Tricor Group ("Tricor"), a member of The Bank of East Asia Group, a global provider of integrated Business, Corporate and Investor Services. For over 7 years, this shareholder has been directly responsible for providing Accounting & Transaction Services practice in preparation for private companies to achieve public listing, mergers and acquisitions (M&A), and corporate reorganization. She has provided financial advisory and IPO readiness support across a wide range of industries, including telecommunications, energy, retail, and technology and has helped clients to develop and implement strategies and plans to manage growth, achieve compliance, and transform business operations.

The Company respectfully advises the Staff that for fiscal year 2013, the Company did not have a control deficiency or material weakness as a result of insufficient knowledge of the U.S. GAAP and the SEC rules and regulations concerning on the people primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of the Company’s internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	The name and address of the accounting firm or organization;
•	The qualifications of their employees who perform the services for your company;
•	How and why they are qualified to prepare your financial statements;
•	How many hours they spent last year performing these services for you; and
•	The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most

Response:

In response to the Staff’s comments. Currently, the Company does not receive any of those services from external firm or organization.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

•	Why you believe they are qualified to prepare your financial statements;
•	How many hours they spent last year performing these services for you; and
•	The total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year.

Response:

In response to the Staff’s comments. Currently, the Company does not receive any of those services from external firm or individuals.

Prospectus Summary, page 1

6.	For each revision you make in response to our comments that relate to your Prospectus Summary, please make corresponding changes to your Resale Prospectus.

Response:

In response to the Staff’s comments. The Company acknowledges this comment and complied with.

7.	In your discussion of the offering here and in the Plan of Distribution section, please clarify when the offering by the selling shareholders will commence. If it will not commence until after completion of the company’s offering, please make this clear and describe any agreements, written or oral, with the selling shareholders to ensure that they will adhere to these constraints. If the shareholders’ resale offering will commence and could be conducted during a period when the company’s offering is still ongoing, please advise investors of this in the prospectus and add a risk factor addressing the risks of this concurrent offering to the company’s ability to raise necessary funds in its own offering. Please make any comforting changes, as necessary, to the separate resale prospectus as well.

Response:

In response to the Staff’s comments. We have no such agreements with any shareholders and shareholders will be able to resell their shares concurrently with the offering. We have added the appropriate risk disclosure.

8.	We note that you mention product sales throughout your Risk Factors section. However, no mention of products is made within the Prospectus Summary. Please expand your disclosure in the Prospectus Summary to disclose that product sales constitute a portion of your revenues. Please also provide information about the types of products that you sell and how they relate to the other revenue-generating services you perform.

Response:

In response to the Staff’s comments. Please see the Risk Factors within the Prospectus Summary on pages 5 It is common in China, we generate revenues from providing both medical treatment and the sale of medicine, respectively making up of 52% and 48% of the total revenues for the period ended December 31, 2013.

Medical Services

The hospital offers a comprehensive range of services—from heart surgery to emergency services to radiology and women’s health. Continuum of care includes wellness programs, inpatient and outpatient services and rehabilitation. The hospital provides modern facilities and cutting-edge equipment, as well as highly skilled and experienced personnel ready to attend to patient medical and healthcare needs. We offer comprehensive healthcare services including: Treatment, X-ray, Electrocardiographic, Surgery, Bed, Body checking, Inspection, Clinic, Ultrasound, Material, Oxygen and others. Breakdown of patient service revenue as fallowing:

For the Year Ended Dec 31, 2013
Patient services
Bed	$63,652
Electrocardiographic	45,329
Treatment	348,799
X-ray	451,117
Surgery	316,353
Test	492,886
Inspection	31,474
Clinic	53,631
Ultrasound	162,216
Material	167,033
Anesthesia	50,781
Other	83,473
Total	$2,266,744

The types of products that we sell include western medicine, Chinese medicine and herbal medicine.

The revenue from medicine sales as the following:

For the Year Ended Dec 31, 2013
Medicine:
Western medicine	$1,760,281
Chinese medicine	266,064
Herbal medicine	58,147
Total medicine	$2,084,492

The hospital needs to confirm that the patients are prescribed with the right medication, at the right dosage, and at the right time. Pharmacists work throughout the hospital. Hospital can help patient to understand complicated drug therapies, explain why certain laboratory tests are required, and let patient know about the risks and benefits of the medications. Thus, allowing the patient to understand the needs to purchase medicines from hospital thereby generating sales revenue to the hospital.

9. Please provide a summary of the biggest risks associated with your business.

Response:

In response to the Staff’s comments. Please see the Risks associated with our business within the Prospectus Summary on pages 11. The biggest risks associated with our business are as follows:

Like most providers of medical services, we are subject to potential litigation.

We are exposed to the risk of litigation for a variety of reasons, including service liability lawsuits, employee lawsuits, commercial contract disputes, government enforcement actions, and other legal proceedings. We cannot assure that future litigation in which we may become involved will not have a material adverse effect on our financial condition, operating results, business performance, and business reputation.

If we fail to properly manage the employment of our doctors and nurses, we may be subject to penalties including fines, loss of licenses, or an order to cease practice against our medical centers, which could materially and adversely affect our business.

The practicing activities of doctors and nurses are strictly regulated under the PRC laws and regulations. Doctors and nurses who practice at medical institutions must hold practicing licenses and may only practice within the scope and at the specific medical institutions for which their practicing licenses are registered.

In practice, it usually takes four to nine weeks for doctors and nurses to transfer their practicing licenses from one medical institution to another or add another medical institution to their permitted practicing institutions. Some of our recently hired doctors have submitted applications to transfer their practicing licenses from their previous employers to our medical centers but have not finished the process. We cannot assure you that these doctors will complete the transfer of their practicing licenses or the government procedures timely, or at all. Our failure to properly manage the employment of our doctors and nurses may subject us to administrative penalties including fines, loss of licenses, or, in the worst case scenario, an order to cease practice against our medical centers, which could materially and adversely affect our business.

Our business exposes us to liability risks that are inherent in the operation of complex medical equipment, which may experience failures or cause injury either because of defects, faulty maintenance or repair, or improper use.

Our business exposes us to liability risks that are inherent in the operation of complex medical equipment, which may experience failures or cause injury either because of defects, faulty maintenance or repair, or improper use. Extended downtime of our medical equipment could result in lost revenues, dissatisfaction on the part of customers and damage to our reputation. Any injury caused by our medical equipment in our medical centers due to equipment defects, improper maintenance or improper operation could subject us to liability claims. Regardless of their merit or eventual outcome, such liability claims could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations.

We primarily rely on equipment manufacturers or third-party service providers to maintain and repair the complex medical equipment used in our medical centers. If any of these manufacturers or third-party service providers fails to perform its contractual obligations to provide such services, or refuses to renew these service agreements on terms acceptable to us, or at all, we may not be able to find a suitable alternative service provider or establish our own maintenance and repair team in a timely manner. Similarly, any failure of or significant quality deterioration in such service providers’ services could materially and adversely affect customer experience. We also rely on both equipment manufacturers and our own internal expertise to provide technical training to our staff on the proper operation of such equipment. If such medical technicians are not properly and adequately trained, or if they make errors in the operation of the complex medical equipment even if they are properly trained, they may misuse or ineffectively use the complex medical equipment in our medical centers. Such failure could result in unsatisfactory medical examination results, diagnosis, treatment outcomes, patient injury or possibly death, any of which could materially and adversely affect our business, financial condition, results of operations and prospects.

Corporate Background and Business Overview, page 6

10.	Please clarify whether Jiarun owns the 3200 square meter hospital or leases the facility.

Response:

In response to the Staff’s comments. Please see the Corporate Background and Business Overview within the Prospectus Summary on pages 5.we have revised description of 3200 square meter hospital facility as rented.

On November 10, 2013, Jiarun Hospital entered into a Rental Agreement to lease current hospital building from Junsheng Zhang, the owner of Jiarun hospital, the renting agreement for the current hospital building contains the following provisions:

•   Rental payments of RMB85,000 per month.

•   The renting period is from January 1, 2014 to September 30, 2014

•   Jiarun Hospital is responsible for paying and undertaking all expenses incurred during the rental period, expenses are include: water charge, electricity charge, gas fee, telephone costs, cleaning, heating fee and property management fee, as well as other taxes and expenses.

•  The building is to be used solely for Harbin Jiarun Hospital Co., Ltd’s operations.

•  During the rental period, the building maintenance costs will be paid by Jiarun Hospital.

11.	Please expand the discussion to indicate the population of Harbin City and the number and size of competing medical facilities in the area.

Response:

In response to the Staff’s comments. Please see the Corporate Background and Business Overview within the Prospectus Summary on pages 5. Harbin is the capital city of province of Heilongjiang, China's most North-easterly province. The province has a population of 39 million and Harbin's population is registered to be 10 million We are located in Hulan district of Harbin, which has a population of 800,000 people [http://www.hulan.gov.cn/hlgk/]

We are competing with two government-owned hospitals in the Hulan district of Harbin city. One is operating in over 8300 m2 of space, contain about 200 open beds and about 370 employees; The other one is operating in over 21000m2 of space, contain about 300 open beds and about 580 employees .

By offering services that are based on its competitive advantages. Here’s what our employees and customers said the hospital does the best:

-	Provides the one high-quality emergency, primary care, and retail pharmacy within its service area
-	Staffs the hospital with personnel who have superior knowledge to support efficient operations
-	Offers the best care possible by maintaining its full staff of highly-experienced nurses
-	Providing advanced medical facilities and comfortable environments
-	Maintaining the highest level of professional healthcare
-	Maintaining competitive prices for medical treatment and drugs and medications

The hospital industry today constantly face pressure from all sides to provide the highest quality healthcare services while implementing strict cost controls and meeting increasing regulatory requirements. In order to solve this difficult problems, Jiarun has created hospital-wide labour union empowered to analyze problems and to develop, implement, and sustain solutions designed jointly by the labour union and the top management group aiming to improve productivity and service quality throughout the hospital.

12.	Please explain why a facility with 150 open beds can only serve 4,315 inpatients on an annual basis.

Response:

In response to the Staff’s comments. Please see the Corporate Background and Business Overview within the Prospectus Summary on pages 5. Beds are provided to hospitalized patients, who usually have more serious health condition, may also need surgery, the treatment cycle will generally be days, weeks, or even months. On average, the hospital normally intakes much higher number of outpatients (patient who stays within the hospital for medical and/or healthcare services for less than 24 hours) than of inpatients (patient whose stays exceed 24 hours) on an annual basis. For the fiscal year ended December 31, 2013, the Hospital has serviced 249,540 outpatients while only servicing total of 4,100 inpatients for the same fiscal year. For the fiscal year 2012, the hospital has serviced 150,670 outpatients and 3,620 inpatients in total. While outpatients do stay far less time within the facility, they do however, require medical beddings to allow for various medical procedures to be performed on them from time to time, thus consuming some of the available beds.

13.	Please expand the discussion to indicate the number of doctors, surgeons, nurses, and dentists, respectively, included in your staff of 160 medically trained personnel.

Response: In response to the Staff’s comments. Please see the Corporate Background and Business Overview within the Prospectus Summary on pages 5.

As of December 31, 2013 we have 196 employees, consisting of 52 licensed doctors and 21 surgeons, 13drug management, 72 nurses, 2 dentists, and 36 employees in administration and finance.

14.	Please explain why management, instead of Jiarun itself, is building the new hospital.

Response:

In response to the Staff’s comments. Please see the Corporate Background and Business Overview within the Prospectus Summary on pages 5 Harbin Baiyi Real Estate Development Co., Ltd completed the construction of a new 26 floors medical facility in the heart of Harbin City. The owner of Harbin Baiyi Real Estate Development Co., Ltd is also the owner of Jiarun hospital. The new hospital facility was constructed by Baiyi where which the land itself was also purchased by Baiyi in 2011. The management concluded to separate the purchase of the land and the construction of the facility from Jiarun and place all ownership to Baiyi as in accordance to the regulatory rules in PRC, Baiyi will have a much better advantage in obtaining financing facilities for the development and construction of the hospital facility than of Jiarun. In accordance to PRC bank regulation, banks are highly limited to accept buildings as collateral for obtaining banking or financing facilities if the borrower operates within the hospital industry.

Further to the PRC banking restriction, Jiarun was not able to generate sufficient capital to support the new building construction plus land costs. However, the management was about to come up with sufficient funding to complete the purchase and construction as they have more funding channel to support the new hospital facility construction, such as shopping center profit, medicine retail and trading profits and etc.

15.	Please explain what the company intends to do with the Jiarun hospital when the new facility is completed.

Response:

In response to the Staff’s comments, please see the Corporate Background and Business Overview within the Prospectus Summary on pages 5. On a three (3) year basis, Jiarun’s revenue has been growing at a compound rate of approximately 28.00% annually and the Hospital anticipates this trend will slow down but will remain in the high double digits as long as Jiarun’s facility operates at current level of patient and services efficiency. However, accounting for the fact that the hospital is working close to its maximum capacity, this growth trend may only extend for only 2 years unless physical capacity of the hospital is increased. In consideration of this future growth cap, the management has entered into a leasing agreement with Harbin Baiyi Real Estate Development Co., Ltd. for a new 26 floors medical facility in the heart of Harbin City that will contain over 500 open beds and 10-15 operating rooms. The hospital completed the building construction in November of 2013, and it is in the process of decorating, with an anticipated completion date in the third quarter of 2014.

For the long run, we intend to implement two primary strategies to expand and grow the size of our hospital:

We are expanding our hospital operation capacity through the cash generated from operations and through current owner contributions. To date, Baiyi has completed the construction of the new building. The new hospital facility is presently undergoing painting and decoration. This is expected to be finished in third quarter of 2014 so that the Hospital can be prepared for expanded medical service operations. Therefore, additional sophisticated equipment and professional staffs are a must for us to utilize fully of the new facility.

In April 2014, Jiarun has spent 1.5m RMB in purchasing additional mobile clinical vehicle, as a sign that Jiarun is promoting its business by providing Mobile Clinical free medicine services. The Mobile Clinic will provide free medical services around Jiarun Hospital community. With the Jiarun new hospital building is put into use, Jiarun will be able to further improve its healthcare services ability and expand its service coverage area to additional communities and towns.

16.	We note the diagram of corporate structure at the top of page 7. Please identify the notation “JR Hospital” and expand the diagram to reflect Mr. Zhang’s ownership interest in JRSI Health Care Corporation. In addition, if your corporate structure will change materially upon completion of the new facility, please include a diagram to reflect such change.

Response: In response to the Staff’s comments. Please see the diagram of corporate structure within the Prospectus Summary on pages 6.

In response to the Staff’s comments, we have revised our corporate structures. However, we don’t have any materially changes to our corporate structure upon completion of the new facility.

Business Strategy

Expansion and growth: New building operation start from the third quarter of 2014 (all figures here are estimated), page 7 .

17.	Please address the following regarding the projections related to your expansion:

•	Provide us with a detailed analysis supporting why you believe you have a reasonable basis for the assumptions underlying you projections. Please refer to General, (b) of Regulation S-K and Chapter 6 of the AICPA Guide for Prospective Financial Information.
•	Revise your disclosure to define the period for what “before expansion” and “post expansion” mean.
•	Revise your disclosure to address General, (b),3,(i) of Regulation S-K.

Response:

In response to the staff’s comments, we have deleted Expansion and growth: New building operation start from the third quarter of 2014 (all figures here are estimated), page 6.

18.	We note the new facility is currently undergoing painting and decoration. Please expand the discussion to define what you mean by decorating and how the decorating you are currently conducting may differ from that for which proceeds of the offering will be used. In addition, since the new facility is completed, please expand the discussion in the use of proceeds section to describe the expansion of medical facilities you propose to undertake.

Response:

In response to the Staff’s comments. Please see the Corporate Background and Business Overview within the Prospectus Summary on pages 6.

(i) We are expanding our hospital operation capacity through the cash generated from operations and through current owner contributions. To date we have already completed construction of the new building. The building is presently undergoing painting and decoration. The new hospital building decoration include outside and inside wall painting, floor coverings, pipeline, electricity, furniture, lift, air-conditioning, central heating installation, purchase medical equipment and installation, purchase beds and doors and so on.

After the new facility is completed, the hospital intends to use the proceeds to hire additional professional staffs and purchase additional medical equipment that are more advance and updated. All medical personnel will be expected to understand and be specialized in some medical technology. Furthermore, the Hospital will expect these personnel to uphold the highest medical ethics mentality and demonstrate top level medical services.

We also have plans to acquire similar sized hospitals in China. With more than 30 years working and business experience in health and medical services industry, management believes that we have strong opportunities to acquire other similar and/or smaller size hospitals in China.

19. Please explain what you mean by “second tier cities” at the top of page 8.

Response:

In response to the Staff’s comments. Please see the Corporate Background and Business Overview within the Prospectus Summary on pages 7. In the past two decades, numerous cities in China have experienced unprecedented economic growth. This economic phenomenon triggered the rise of a classification system based on “tiers” that aims to rank cities throughout China in terms of their population size, development of services, infrastructure and cosmopolitan nature. Although the tier system is often criticized for being inexact and lacking standardized criteria, it can serve as a useful reference for companies that are trying to structure their China strategy.

To be considered in the second tier, a city should have a population of at least three million and a minimum GDP equivalent to USD 2,000 per capita. [http://www.chinasourcingblog.org]

Implications of Being an Emerging Growth Company, page 8

20.	We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. Please remove your statement on page 9 that your decision is irrevocable, as only the decision to opt out is irrevocable under Section 107 of the JOBS Act.

Response:

In response to the Staff’s comments, we have removed this statement.

Risk Factors - General, page 12

21.	Please revise your disclosure to include a risk factor related to the risks posed by the self- underwritten nature of your offering. The risk factor should explain that no underwriter has engaged in any due diligence activities and that an underwriter’s due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.

Response:

In response to the Staff’s comments. We have added the appropriate risk factor.

22.	Please revise your disclosure to include a risk factor related to the risks posed by the best- efforts nature of your offering. Please include the risks involved in the event that very few shares are sold as a result of this offering.

Response:

In response to the Staff’s comments. We have added the appropriate risk factor.

“ Lik e most providers of medical services, we are subject to potential litigation,” pa ge 13

23.	Please expand the discussion to indicate whether you have liability insurance and the extent of such coverage.

Response:

In response to the Staff’s comments. Please see the Risk factors within the Prospectus Summary on pages 12. We do not maintain any business liability insurance, insurance companies in China offer limited business insurance products. While business liability insurance is available to a limited extent in China, we have determined that the risks, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to purchase such insurance.

Product or medical malpractice liability or uninsured damage to any of our medical centers or the medical equipment in our medical centers could result in significant disruption to the operation of our medical centers and result in a material adverse effect to our business, financial condition and results of operations.

“ If we ar e unable to pa y f or services timel y…,” p a ge 13

24.	Please define “men’s and workmen’s liens” and provide an explanation or example of how these could affect your business.

Response:

In response to the Staff’s comments. Please see the Risk factors within the Prospectus Summary on pages 12. “Men’s and workmen’s liens”, In law, a lien is a form of security interest granted over an item of property to secure the payment of a debt or performance of some other obligation. The owner of the property, who grants the lien, is referred to as the lienor and the person who has the benefit of the lien is referred to as the lienee [http://en.wikipedia.org/wiki/Liens]

JRSIS Health Care Corporation, patient service revenue is recognized when it is both earned and realized. The Company’s policy is to recognize patient service revenue when the medical service has been provided to the patient and collection of the revenue is reasonably assured.

The Company provides services to both patients covered by social insurance and patients who are not covered by social insurance. The Company charges the same rates for patient services regardless of the coverage by social insurance.

For out-patient medical services, revenue is recognized when the Company provides medical service to the patient. The Company collects payment when the patient checks out from the hospital, which is the same day the services are provided.

For in-patient medical services, the Company estimates the approximate fee the patients will spend in the hospital based on patients’ symptoms which is conducted the moment when the patient checks in to the hospital. At that time, the Company collects the estimated fees from the patient and records the payment as deposits received. When patients check out from the hospital, the Company calculates and determines the remaining deposit, if any, and refunds the unused portion of the deposit to the patients. In the case where the patients have a balance in accounts receivable during the in-patient period, accounts receivable are required to be paid in full at checkout.

Patients covered by social insurance will receive a portion or full medical services reimbursed or paid by the social insurance agencies via prepaid cards or insurance claim settlement process.

The Company is a registered medical service vendor under the state social insurance system for various social insurance agencies; the insurance agencies include “Social Medical Insurance funded by PRC and Heilongjiang Province” and “Heilongjiang Province New Rural Cooperative Medical Care System”. The Company utilizes an online system maintained by the social insurance agencies for patients’ who are covered by social insurance agencies.

The Company records patients’ information in the social insurance system at check in. The system determines the covered portion and amounts based on the information input to the system.

At the time of check out, the Company collects payment for services the patients are liable for and records accounts receivable from the social insurance agencies for the portion of services covered by the social insurances. In the case that the patients have made payment during the in-patient services period, the Company refunds any amount in excess of the portion they are liable for.

The Company is responsible for submitting supporting documents of patient services provided to the social insurance agencies for their review. The Company also requires reconciling its records with the social insurance agencies once a month. Once the social insurance agencies approve the reconciliation, the insurance agencies will settle the accounts receivable balance in the next month following the approval.

From above working procedures, we have no chance to be unable to pay for services timely, we have no chance incur liability for liens against our subcontractors and incur excess costs as a result. Except patient needs emergency, we will first provide services.

25.	We note your statement regarding bank loans. Please disclose whether you have any loans from banks.

Response:

In response to the Staff’s comments. As a special industry, we do not have any bank loan existing. This is solely because the PRC hospital industry is highly restricted from obtaining banking facilities or loans within China.

“Directo rs and offi cers h ave limited…,” pa ge 13

26.	We note the statement that your bylaws permit indemnification to the maximum extent permitted by the business laws of PRC. We note you were incorporated in Florida and that the bylaws you filed as an exhibit do not contain a reference to PRC. Please file as an exhibit the bylaws currently in effect and any amendment thereto as requested by Item 601(b)(3)(ii) of Regulation S-K.

Response:

In response to the Staff’s comments. We have revised to correct that Florida is the proper reference.

27.	We note your disclosure regarding your indemnification agreement. Please file a form of indemnification agreement as an exhibit to the registration statement. Please also add disclosure about your indemnification agreement and indemnification under PRC laws to Item 14 of the registration statement.

Response:

In response to the Staff’s comments. We have no such agreement in place and have deleted this reference.

“ If we ar e unable to hir e, retain or motivate…,” p age 13

28.	Please disclose whether you have experienced any past difficulties hiring or retaining qualified personnel, independent contractors or advisors.

Response:

In response to the Staff’s comments. Please see the Risk factors within the Prospectus Summary on pages 12 .From our past experiences, we have never had difficulties hiring or retaining qualified personnel, independent contractors or advisors.

Risks Relating to Our Common Stock, page 18

29.	We note that, as an emerging growth company under the Jumpstart Our Business Startups Act, you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please state in this risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures. In addition, consider describing the extent to which any of the disclosure requirement exemptions available to you as an emerging growth company are also available to you as a Smaller Reporting Company.

Response:

In response to the Staff’s comments. The Company has provided disclosure at the beginning of the Amendment regarding its status of an emerging growth company. In addition, the Company has provided a risk factor regarding its election under Section 107(b) of the JOBS Act and has added disclosure regarding exemptions available to the Company as a Smaller Reporting Company.

We are an emerging growth company, as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies, but not to emerging growth companies, including, but not limited to, a requirement to present only two years of audited financial statements, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements, although some of these exemptions are available to us as a smaller reporting company (i.e. a company with less than $75 million of its voting equity held by affiliates). We have elected to adopt these reduced disclosure requirements. We cannot predict if investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

Use of Proceeds, page 22

30.	Please expand your disclosure here to disclose your anticipated use of proceeds from the offering assuming, respectively, that only 75%, 50% and 25% of the securities offered by the company are sold.

Response:

In response to the Staff’s comments. Please see the use of proceeds within the Prospectus Summary on pages 21. We estimate that we will receive approximately $3,553,892.6 in net proceeds from the sale of 6,411,000 shares of common stock in this offering, based on an assumed public offering price of $0.5725 per share and after deducting estimated offering expenses of $116,404.9

Our current estimate of the use of the net proceeds from this offering is as follows:

Approximate Allocation of Net Proceeds
Decoration of new building	$2,000,000
Expansion of medical facilities & purchases of new medical equipment	1,553,892.6
Total	$3,553,892.6

13,589,000 shares of common stock are issued and outstanding before the offering and 6,411,000 shares will be outstanding after the offering, assuming all shares are sold. However, if only 75%, 50%, or 25% of the shares being offered are sold, there will be 18,397,250, 16,794,500 or 15,191,750 shares outstanding, respectively.

Offering Proceeds $3,670,297.5 assuming 100% of the shares being sold. However, if only 75%, 50%, or 25% of the shares being offered are sold, the proceeds will be $2,752,723.13, $1,835,148.75, or $917,574.38, respectively.

We estimate our total offering registration costs to be $116,404.90. If we experience a shortage of funds prior to funding, our management has agreed to advance funds to allow us to pay for offering costs and filing fees; however, our management has no formal commitment or legal obligation to advance or loan funds to the Company.

31.	We note you intend to use some of the proceeds to purchase new medical equipment. If you need such equipment to fully equip and operate the new facility, please consider the addition of a risk factor to address this issue.

Response:

In response to the Staff’s comments. Please see the use of proceeds within the Prospectus Summary on pages 21. As the fund raising amount is small compare to our existing capitalization, if we are not successful in raising sufficient capital through this Offering, we will:

1.	Continue to seek alternative and acceptable sources of capital; or
2.	Bring in additional capital by our current Shareholders.

3. Slow down some of our expansion plans, such has acquisition of same sized hospitals and etc.

However, if we experience a shortage of funds, our chairman have agreed to advance funds to allow us to pay for expansion fees and purchase expenses; however, our chairman have no formal commitment or legal obligation to advance or loan funds to the Company.

Capitalization, page 22

32.	Please remove the fixed asset line item from your capitalization table or tell us why you believe it is appropriate to include it. In addition, please tell us why you appear to include the proceeds from the selling shareholders and exclude estimated offering costs in computing your pro forma capitalization amount of $7,724,900.

Response:

In response to the Staff’s comments. Please see the Capitalization within the Prospectus Summary on pages 21.The following table sets forth our short-term debt, long-term debt and capitalization as of December 31, 2013:

-	on an actual as adjusted basis to reflect the estimated net proceeds we will receive from the sale of 1,589,000 shares of common stock by the selling stockholders at an assumed private offering price of $0.5725per share.
-	on a pro forma as adjusted basis to reflect the estimated net proceeds we will receive from the sale of 6,411,000 shares of common stock offered by us at an assumed public offering price of $0.5725per share, after deducting estimated offering expenses payable by us of approximately $116,404.9.

	As of December 31, 2013
	Actual, as Adjusted	Pro Forma, as Adjusted
	(Unaudited)

Capitalization (based on 0.5725per share)	$4,054,603	$7,608,495

This table should be read with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this Prospectus.

Determination of the Offering Price, page 23

33.	Please provide a discussion of the various factors considered in determining the offering price, as required by Item 505(a) of Regulation S-K. In this regard, we note the price for the shares sold in the January 2014 private offering.

Response:

In response to the Staff’s comments. Please see the Determination of the Offering Price within the Prospectus Summary on pages 22. There is no established public market for our shares of common stock. The offering price of $0.5725 per share was determined by us. We determined price at $0.5725 based on we had 85 shareholders paid this price in January 2014. We believe this price reflects the appropriate price that a potential investor would be willing to pay for a share of our common stock at this initial stage of our development. This price bears no relationship whatsoever to business plan, our assets, earnings, book value or any other criteria of value. The offering price should not be regarded as an indicator of the future market price of the securities, which is likely to fluctuate.

Dilution, page 23

34.	Please tell us why you appear to include the proceeds from the selling shareholders and exclude estimated offering costs in computing your pro forma as adjusted net tangible book value of $7,724,900.

Response:

In response to the Staff’s comments, Please see the Dilution within the Prospectus Summary on pages 22. We have revised our calculations on our pro forma as adjusted net tangible book value.

Purchasers of common stock in this offering will suffer immediate dilution to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after the completion of this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value per share attributable to the existing stockholders for the presently outstanding stock.

The net tangible book value of our common stock on December 31, 2013 was $3,144,900. on an actual as adjusted basis to reflect the estimated net proceeds we will receive from the sale of 1,589,000 shares of common stock by the selling stockholders at an assumed private offering price of $0.5725per share. It was $0.2984 per share of common stock. Net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, and dividing this amount by the number of shares of our common stock outstanding on January 21, 2013 before giving retroactive effect to this offering.

After giving effect to the sale by us of  6,411,000 shares of common stock in this offering at the assumed public offering price of $0.5725per share, and after deducting our estimated offering costs, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been $7,608,495, or $0.3804 per share of our common stock. This represents an immediate increase in net tangible book value of $0.0822 per share to our existing stockholders and an immediate dilution of $0.1921 per share to new investors purchasing shares in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed Public offering price per share	$0.5725
Net tangible book value per share as of December 31, 2013	0.2984
Increase per share attributable to this offering	0.0822
Pro forma as adjusted net tangible book value per share after this offering	0.3804
Dilution in net tangible book value per share to new investors	$0.1921

The number of shares of our common stock to be outstanding after this offering is based on 20,000,000 shares of common stock.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of these securities could result in further dilution to our stockholders.

Management’s Discussion and Anal ysis of Fin anc ial Condition and Results of Operations, page 24

35.	Please explain what you mean by the statement on page 25 that “in just 2013 alone, the Hospital has conducted about 4,100 inpatients, representing approximately 95% of the hospital’s maximum medical capacity.” In addition, please disclose the number of operating rooms.

Response:

In response to the Staff’s comments. Please see the Management’s Discussion and Analysis of Financial Condition and Results of Operations within the Prospectus Summary on pages 24. For the year 2013, the Hospital has accepted approximately 4,100 inpatients for medical treatments. Based on the projected maximum turnover of in and outpatients calculated by the average maximum usage of the primary medical equipment, we have determined our year end operation results represent approximately 95% of the annual target usage capacity. As of December 31, 2013, we have 4 operation rooms in total .

Plan of Operation, page 25

36.	Please refer to SEC Release No. 33-8350 and revise your disclosure to address the following:

•	Provide a more informative discussion and analysis that explains the factors underlying changes in your operating results and financial condition for each period presented. In particular, quantify and explain the sources of revenue growth and the revenue impact of changes in volume and price, the factors underlying changes in operating profit and the impact of changes in accounting estimates. Also, disclose a breakdown of patient service revenue, quantifying those services covered and those services not covered by social insurance for each period presented.

Response: In response to the Staff’s comments. Please see the Plan of Operation within the Prospectus Summary on pages 24.

	For the year ended December 31,		Change
	2013	2012	$	%
Operating Revenue	4,351,236	3,481,100	870,136	25%
Operating costs and expense	3,033,417	2,333,755	699,662	30%
Income from Operations	1,317,819	1,147,345	170,474	15%

Patients (Amounts in thousands)
Inpatient	4.09	3.62	0.47	13%
Outpatient	249.54	150.67	98.87	66%
Total	253.63	154.29	99.34	64%
covered by social insurance	40.93	38.08	2.85	7%
Not covered by social insurance	212.70	116.21	96.49	83%

The amount of revenue covered by social insurance	$1,237,525	$924,192	$313,333	34%

Breakdown of patient service revenue

	For the year ended December 31,
	2013	2012
Patient services
Bed	63,652	50,303
Electrocardiographic	45,329	39,066
Treatment	348,799	282,147
X-ray	451,117	332,034
Surgery	316,353	239,269
Test	492,886	382,728
Inspection	31,474	31,658
Clinic	53,631	38,471
Ultrasound	162,216	148,138
Material	167,033	116,203
Anesthesia	50,781	31,030
Other	83,473	22,151
Total	2,266,744	1,713,198

Breakdown of medicine revenue

	For the Year Ended December 31, 2013
	Jiarun	Eliminations	Consolidated
Medicine:
Western medicine	$1,760,281	-	$1,760,281
Chinese medicine	266,064	-	266,064
Herbal medicine	58,147	-	58,147
Total medicine	$2,084,492	-	$2,084,492

Operating Revenue for the year ended December 31, 2013, which resulted primarily from medicine revenue and patient services revenue, were $4,351,236, an increase of 25% as compared with the operating revenue of $3,481,100 for the year ended December 31, 2012. The increase was primarily in the patient services sector, as a result of increasing of patients, were 253 thousand patients, an increase of 99 thousand as compared with the number of patients154 thousand for the year ended December 31, 2012.

The revenue from social insurance was $ 1,237,525 an increase of 34% or $313,333 as compared with the revenue from insurance of $924,192 for the year ended December 31, 2012. The number of patients increased, as there was more residents raised awareness of insurance.

Operating Expenses were $3,033,417 for the year ended December 31, 2013, an increase of $699,662 or 30% as compared to $2,333,755 for the same period of 2012. This increase was primarily due to significant increase in salaries and benefits $198,160, and increase in cost of medicine supplies of approximately $218,735, and increase in medical consumables $114,991.because of the patients increasing by 99 thousand In addition, the Company had professional fee $93,776 in 2013, which was paid for auditing and attorney fees.

Income from Operations was $1,317,819 for the year ended December 31, 2013, as compared with operating income of $1,147,345 for the fiscal year ended December 31, 2012. The primary reasons are due to aforementioned changes in operating revenue and operating expenses.

•	Provide an analysis of your critical accounting estimates.

Response: In response to the Staff’s comments. Please see the Plan of Operations within the Prospectus Summary on pages 24.

According JRSIS Health Care Corporation S-1 page 54 “D. use of estimate”.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates. Significant items subject to such estimates and assumptions include valuation allowances for receivables and recoverability of carrying amount and the estimated useful lives of long-lived assets.

We are expecting move to the new building in September 2014, the estimation is based on this precondition. The revenue growth is based on Compound Annual Growth Rate (CAGR) of last three years, and we made conservative estimation of the production capacity double it,. According to these factors, the estimated revenues are $ 10,326,934, refer to previous profit rate, the profit is $ 3,139,190.

37.	Please explain how you intend to more than triple your capacity and yet only slightly increase the amount of medical equipment.

Response:

In response to the Staff’s comments. Please see the Plan of Operations within the Prospectus Summary on pages 24. Jiarun hospital has capacity stress for long time and it is being stretched for its limits. We are near our capacity limits in providing patient care. Especially on our emergency services capacity, over the course of the past 24 months, we have had experienced significant increase in frequency with which we must request that incoming ambulances to bypass our emergency department as our existing facilities are 100% full. As a result of such overcapacity, we often have to utilize medical spaces of other departments to fulfill the needs of the emergency patients. These issues have generated discussion between management and head of departments.

However, emergency department overcrowding creates substantial stress on hospital staff, patients, and patients’ families. In many cases, some patients cannot be placed in an inpatient bed, because definitive care planning and treatment could not begin and because busy ED staff had to prioritize patients with more pressing and immediate needs.

Management project the needs for new beds capacity to rise from 150 to 500 after the transition to the new facility. In comparison to medical equipment, we are not as much as stressful and remains to have sufficient capacity to handle additional patients. Within our analysis, we have only included our most frequently used and large scale medical equipment to base our projections in our current plan. However, we might need additional equipment after our new hospital building begins operating, but mostly, our basic and core equipments are enough to support the new building operation capacity. Therefore, we are planning to increase essential medical equipments from 93 sets to 100.

Business Description, page 29

Services Overview, page 29

38.	Please expand your discussion of Class 1 versus Class 2 categorizations. In your discussion, please disclose how many classes are within the relevant class system, who determines the specific classifications, and your current designation. In this regard, we note the statement that you provide a range of services that “match the capabilities and efficiency of a Class 2 hospital.”

Response:

In response to the Staff’s comments. Please see the Service Overview within the Prospectus Summary on pages 28. In accordance to China’s Ministry of Health (MOH), the regulator of the nation’s healthcare industry, the Chinese hospital industry is separated into three levels of classification in accordance to each hospital’s size and location. After the new building is putted into use, Jiarun hospital is likely be assessed as Class2 hospital.

Chinese Hospital Classification System
Class 3 Hospitals	Serve major city areas and operates on a provincial level regardless of the patient’s level of severity. Quality and efficiency varies among the group as these hospitals deal with disproportionate number of operations and outpatients. Facility size may vary between 500 – 1,000 hospital beds.

Class 2 Hospitals	Serve at the county and city level and offer in/outpatient services. Quality and efficiency are much more stable than of Class 3, but lack in facility size. Majority of the nation’s private hospitals are classified as Class 2 hospitals.

Class 1 & Community Hospitals	Serve rural areas and operate on a much smaller scale than of Class 2 hospitals. These hospitals are common to the problem of poor efficiency and quality of medical facility and would often refer patients to nearby Class 2 hospitals in severe medical cases.

39.	We note your statement that your “hospital is ranked as one of the top most recognized and respected medical facilities in Harbin.” Please expand this discussion to disclose the ranking system to which you refer and the number of hospitals against which yours was compared.

Response:

In response to the Staff’s comments, Please see the Service Overview within the Prospectus Summary on pages 28. we deleted “hospital is ranked as one of the top most recognized and respected medical facilities in Harbin.”

JRSIS HEALTH CARE CORPORATION provide a wide range medical services that match the capabilities and efficiency of a Class 2 hospital (note: difference in Class 1 and Class 2 hospitals are primarily determined by the number of open beds and number physicians station).

As a full service medical facility, JRSIS HEALTH CARE CORPORATION provides a wide range of medical services that is listed below.

40.	Please spell out the meaning of “ENT” at its first use on page 30.

Response:

In response to the Staff’s comments. Please see the Service Overview within the Prospectus Summary on pages 29. Pediatrics, Dermatology, Ears, Nose and Throat ENT, Traditional Chinese Medicine (TCM), Ophthalmology, Internal Medicine Dentistry, General Surgery, Rehabilitation Science, Gynecology, General Medical Services, etc.

41.	Please expand your discussion of “Medicine” to disclose the types of medications you sell and discuss any regulation involved in their sale.

Response:

In response to the Staff’s comments. Please see the Service Overview within the Prospectus Summary on pages 29. Medicine- Revenue from the sale of medicine is recognized when it is both earned and realized. The Company’s policy is to recognize the sale of medicine when the title of the medicine, ownership and risk of loss have transferred to the purchasers, and collection of the sales proceeds is reasonably assured, all of which generally occur when the patient receives the medicine.

Given the nature of this revenue source of the Company’s business and the applicable rules guiding revenue recognition, the revenue recognition practices for the sale of medicine do not contain estimates that materially affect results of operations nor any policy for return of products.

JRSIS HEALTH CARE CORPORATION is serving patients on both Western and Traditional Chinese medicines to the citizens of Harbin.

The basic regulations for the government's administration of the pharmaceutical industry in China are outlined in two fundamental laws. These laws regulate all pharmaceutical areas, including drug manufacturers, drug distributors, and pharmaceutical use in medical institutions, new drug registrations, drug packaging, and pricing, advertising, and post-marketing surveillance.

First, the Drug Administration Law of the People's Republic of China was revised at the 20th Session of the Standing Committee of the 9th National People's Congress on February 28, 2001 and became effective on December 1, 2001. This law controls all pharmaceutical areas from R&D, manufacturing to marketing and circulation of drugs. Since its first edition in 1985, it is the basis of whole Chinese drug regulation system.

Second, the Regulation for the Implementation of the Drug Administration Law of the People's Republic of China was approved by the State Council and became effective on September 15, 2002. It is a corresponding law for maneuverable operation of Drug Administration Law.

According to the Drug Administration Law of the People's Republic of China

http://eng.sfda.gov.cn

“ Chapter VII Control over Drug Pricing and Advertising Article 55 For drugs the prices of which are fixed or guided by the government according to law, the competent pricing department of the government shall, on the pricing principle stipulated in the Pricing Law of the People’s Republic of China and on the basis of average social cost, supply and demand in the market, and public affordability, rationally fix and adjust the prices, in order to ensure that price is commensurate with quality, eliminate excessively high price, and protect the legitimate interests of users. Drug manufacturers, drug distributors and medical institutions shall implement prices fixed or guided by the government. No one may raise prices in any matter without authorization. Drug manufacturers shall provide the truthful manufacturing and operating cost to the competent pricing department of the government. No one may refuse to or falsely or deceptively report the cost.”

“Article 56 For drugs the prices of which are adjustable with the market according to law, drug manufacturers, drug distributors and medical institutions shall fix the prices on the principles of fairness, rationality, good faith and commensuration of price with quality, in order to provide the users with drugs of reasonable prices. When fixing and indicating retailing prices, drug manufacturers, drug distributors and medical institutions shall abide by the regulations on control over drug prices formulated by the competent pricing department under the State Council. Usurious profits and fraud in pricing that harms the users’ interests are prohibited.”

Chapter VIII Inspection of Drugs

“Article 64 Drug regulatory departments shall have the power to supervise and inspect, according to law and administrative regulations, matters related to drug research and development, which it has given approval, to drug production and distribution, and to the use of drugs by medical institutions. No institutions or individuals concerned may resist the supervision and inspection or conceal any facts. When people from drug regulatory departments conduct supervision and inspection, they shall show their identification documents, and they shall keep confidential the technical and business secrets of the persons under inspection which they come to know in the course of supervision and inspection.”

According to the above regulations, the hospital medicine prices are fixed or guided by the government according to law. The hospital medicine quality is supervised by government regularly. If the PRC government finds that operating our business in China do not comply with its foreign investment in healthcare businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated PRC entities.

Strategic Marketing Plan, page 30

42.	Please explain the meaning of 5YP at its first mention on page 31 and provide a discussion of its significance to your business.

Response:

In response to the Staff’s comments. Please see the Strategic Marketing Plan within the Prospectus Summary on pages 30. In mid-March 2011, the National People's Congress (NPC), China's top legislature, approved the new Five-Year Plan (FYP). China's Twelfth Five Year Plan (2011-2015) , which outline key economic and development targets for the country for the next five-year period, This is essential reading for businesses seeking to either expand their existing China operations or position themselves in the market for the first time.

According to FYP, Chapter 34: Improve basic health care system, which is focus on reinforcing the objective of developing an affordable and accessible healthcare system and infrastructure for the entire population. This objective is consistent with the country’s emphasis on higher-quality growth over the next five years.

The plan’s outline covers six main goals for the healthcare sector:

1. Strengthen public healthcare infrastructure

A.	Complete specialist healthcare services network and expand basic healthcare service offerings
B.	Continue to develop rural emergency healthcare network
C.	Implement healthcare education for the population
D.	Push for a ban on smoking in public places
E.	Create an E-healthcare database with coverage for 70percent of urban residents

2. Strengthen healthcare service network

A.	Strengthen grassroots hospital and clinic infrastructure and network
B.	Encourage long term general partition in grassroots services
C.	Improve compensation system for grassroots healthcare institutions
D.	Encourage and introduce private capital into medical institutions.

3. Develop a comprehensive medical insurance system

A.	Establish medical insurance coverage for the entire population
B.	Increase insured amount and medical expenses payment ratio
C.	Improve payment and reimbursement system.

4. Improve drug supply system

A.	Establish and develop the procurement of essential drugs at grassroots hospitals
B.	Establish the essential drugs list, including pricing and reimbursements
C.	Strengthen the manufacturing of drugs and regulate drug procurement by healthcare institutions.

5. Reform the public hospital system

A.	Strengthen the social welfare function of public hospitals
B.	Encourage modernization of hospital standards and practices
C.	Improve hospital process, with a focus on serving patients.
6.	Support the development of Chinese medicine
A.	Continue to promote the development of Chinese medicine including the training of practitioners
B.	Strengthen the protection of Chinese medicine resources and research, establishing appropriate standards and practice
C.	Encourage the use of Chinese medicine essential drugs policies.

The successful execution of the programs in the 12th 5YP will be critical to the upgrading of domestic healthcare. Government resources are likely to be channeled towards the expansion of medical insurance coverage, provision of preventive medical treatment and building of healthcare infrastructure, especially in rural areas. Expansion of medical cost reimbursements is expected to be a key driver for growth as the government aims to increase subsidy coverage as well as limit out-of-pocket payments during the 12th 5YP period. Local government fiscal constraints could provide short term challenges to 5YP implementation. The essential drugs list is likely to be an exception.

Given the policy targets in the healthcare reform and 12th 5YP, the sector is likely to move in the direction of more innovation, product upgrades, cost control and more sustainable and environmentally friendly developments. For example, the government has brought biological medicine development to a strategic level and the plan is pushing for not just quantity but also “strong” development of the industries. The plan may accelerate consolidation across the healthcare sector as the government implements directives and further strengthens regulations and standards in the industry.

Impacts on JRSIS Health Care Corporation:

• To encourage investment to JRSIS Health Care Corporation.

• There are potential benefits for JRSIS Health Care Corporation to expand our coverage and operations

• JRSIS Health Care Corporation may also benefit from collaboration with more experienced foreign operators.

• The government is likely to further support private hospitals, in purchasing medical equipment, in line with its efforts to support private capital into the hospital services sector.

• Better government policies will decrease private hospital operating expense and boosting JRSIS’s future development.

43.	Please disclose whether the plan outline provided on page 31 is specific to your company, or whether it is related to the Chinese government’s healthcare reform. To the extent possible, please expand the lists to provide investors with a narrative discussion of how you intend to implement such plans.

Response:

In response to the staff’s comment, please refer to our revised discussion on page 30

It is Chinese government’s healthcare reform, not our own plan.

44.	Please define “essential drugs policies” and explain its significance to your business.

Response:

In response to the Staff’s comments. Please see the Strategic Marketing Plan within the Prospectus Summary on pages 30 Essential drugs policies: Essential Drugs play a crucial role in the prevention and control of diseases. In spite of the ever increasing production and distribution of pharmaceuticals, acute shortages and irrational use of essential drugs are prevalent in most parts of the world. Moreover, the emerging and re-emerging diseases, epidemiological transition and increasing resistance to drugs have compounded the problem.

In order to meet this challenge and continue to strive to protect, preserve and restore the health of the most vulnerable populations, the International Federation finds it necessary to adopt a comprehensive policy on essential drugs which includes vaccines and medical supplies. This policy will form the basis for the guidelines which will contain, among others, innovative approaches which assist the National Societies and the International Federation in their endeavors

.

This policy is directed towards addressing the aforementioned constraints by indicating new approaches that ensure provision of good quality essential drugs. Besides, it outlines the responsibilities within emergency response operations and in the area of improvement of the health of the population through long term developmental health programs. It covers the efforts of National Societies at country levels in supporting line ministries in the development of national drug policies and legislation and in the implementation of essential drug programs. Furthermore, it underscores the linkages of essential drug activities to other primary health care (PHC) activities.

The overall objective of the Essential Drugs Policy is to ensure that the public, particularly low-income groups, has access to a sustainable supply of safe, effective and affordable drugs. Due to significant demand, limited budgetary resources and high prices, most public health facilities have had little or no drugs in recent years. Four main strategies may relate to JRSIS, involve: (a) developing an affordable and sustainable supply of safe drugs, (b) improving the skills of health workers in providing drugs, (c) changing the harmful practices of beneficiaries, and (d) strengthening institutional capacities to undertake essential drugs programs (EDPs).

45.	Please expand your discussion of your objectives and marketing strategy on page 32 to provide more details concerning how you intend to implement such plans.

Response:

In response to the Staff’s comments. Please see the Strategic Marketing Plan within the Prospectus Summary on pages 31. JRSIS HEALTH CARE CORPORATION has outlined five phases of our marketing strategy:

• JRSIS will obtain US public trading status

JRSIS HEALTH CARE CORPORATION is filling S1 with the U.S. Securities and Exchange Commission (the “SEC”) for the offering on March 6, 2014. JRSIS HEALTH CARE CORPORATION is seeking a platform to support its long term hospital chain development goals.

• Initiate PR work – Road Show and marketing

Road show is a marketing strategy adopted by companies to launch a new product or spread awareness about a particular product or service. It is an event that is conducted at several locations to generate interest amongst the target set of population, thereby promoting it.

JRSIS HEALTH CARE CORPORATION is planning to have a road show in USA, China and worldwide, once it becomes public.

• Complete construction and expansion of new facilities in the hospital

The hospital is currently in the process of decorating, with an anticipated completion date in the third quarter of 2014.

• Target industry expansion by acquisition of local medical facilities

We have plans to acquire similar sized hospitals in second tier cities throughout China. With more than 30 years working and business experience in health and medical services industry, management believes that we have strong opportunities to acquire other similar and/or smaller size hospitals in second tier cities throughout China. We intend to actively pursue acquisition opportunities as they arise. Currently we have no written agreements for hospital acquisition targets, and there can be no assurance that we will be able to locate any suitable target or negotiate definitive terms with them. Junsheng Zhang, Chairman of JRSIS Health Care Corporation, he said he plans to reach out to independent physician practices in Heilongjiang Province, China.

In Q4 2014, JRSIS HEALTH CARE CORPORATION plans to acquire one pharmaceuticals whole sale and one medicine Retail Company. In 2015, the hospital plans to acquire one hospital, JRSIS HEALTH CARE CORPORATION will continue its efforts to acquire more independent hospitals.

• Partnership with Western firms wanting to market their medical devices and supplements and drugs for use in the hospitals in China.

According to 12th 5YP, we are seeking the reduction of barriers to private investment, including medical institutions reclassified as a “permitted” investment category in the revised Foreign Investment Catalogue (Originally “restricted”). And there are potential benefits for foreign hospital operators who are looking to enter the China market and for certain domestic players to expand their coverage and operations. Therefore, JRSIS may benefit from collaboration with more experienced foreign operators.

Competition, page 32

46.	Please spell out the terms “IFC” and “JV” at their first use.

Response:

In response to the Staff’s comments. Please see the Competition within the Prospectus Summary on pages 31. The Chinese Private Healthcare sector has become a major attraction for international investment target since 2007. For example, International Finance Corporation (IFC) has a US$35m Joint Venture (JV) investment with Chindex and JP Morgan’s US$50m JV investments in 2 Class 2 hospitals in Beijing and Shenzhen.

47.	Please discuss known or potential competitors of your business and how such competition affects your business and market share.

Response:

In response to the Staff’s comments. Please see the Competition within the Prospectus Summary on pages 31. We are in direct competition with two government-owned hospitals in the Hulan district of Harbin city.

China has a relatively underdeveloped healthcare infrastructure, which results in significant unmet demand for healthcare services in China. Due to the rapidly rising demand for healthcare services and the underdevelopment of public medical services, as well as favorable government policies encouraging private capital to invest in the healthcare services industry, the number of privately-owned medical institutions in China has experienced rapid growth in recent years. As a proportion of all medical institutions in China, privately-owned medical institutions increased from 24.9% in 2007 to 42.2% in 2012.

Key advantages to compete with two government hospitals are as follows:

➢	Compared with a public hospital at a single location, we are able to offer a more comprehensive medical serves at competitive prices, and provide an affordable “one-stop” service to our corporate customers who contract us to provide healthcare services to their employees and clients. We are also able to provide our customers with satisfying experiences by providing customized services, streamlined processes, access to advanced equipment, a comfortable environment, customer services-oriented staff and greater privacy, characteristics which are highly valued by our corporate and individual customers.

➢	Leading position in a fast growing market

We were one of the earliest entrants into Hulan’s private hospital market. We were the largest provider of private medical services by revenue in Hulan. Our operating history coupled with our established reputation provides us with advantages in retaining our leading market share, Compared with a public hospital at a single location, we are the largest provider of private hospital by revenue in Hulan.

➢	The private hospital market in China is expected to grow in the next three to five years due to the following factors:

●	Rising demand for customer-centric professional services with broader and easily accessible locations, attracting customers from the medical serves of public hospitals to private hospital;
●	Private hospital providers’ strong sales and marketing efforts;
●	Physician’s ability to practice in multiple locations. Under China’s healthcare reform plan announced by the PRC State Council in 2013, physicians completely be allowed to practice, on either a full-time or part-time basis, at different medical institutions, including hospitals and clinics, which provides sufficient supply of highly-qualified physicians to the private medical institutions.

Competitive Advantage, page 32

48.	Please explain what you mean by the statement you intend to establish yourself “as a leading contracting company nation-wide.”

Response:

 In response to the Staff’s comment, we have revised our statement on page 31

We intend to capitalize on our core strengths in order to establish ourselves as a hospital chain. These competitive advantages are outlined in greater detail below:

49.	For each strategic partner listed, please provide a discussion of the strategic partnership in which you are involved.

Response:

In response to the Staff’s comments. Please see the Competitive Advantage within the Prospectus Summary on pages 31. JRSIS has strategic partner of Hitachi Leasing (China) Co., Ltd, Harbin Pharmaceutical Group, and Beijing Persee General. Hitachi Leasing (China) Co., Ltd provides us with financing lease of advanced medical equipment, Harbin Pharmaceutical Group is one of our main equipment supplier, Beijing Persee General is the biggest supplier of Medical reagent of Jiarun.

50.	Please provide your basis for stating that you have a “superior level of professionalism.” If this is based solely on your own opinion, please state that this is your opinion.

Response:

In response to the Staff’s comments. Please see the Competitive Advantage within the Prospectus Summary on pages 31. We provide comprehensive medical service and establish departments as per actual requirements including medicine, surgery, orthopedics, pediatrics, gynecology, dentistry, Ears, Nose and Throat (ENT), ophthalmology, medicine, dermatology, rehabilitation and physiotherapy, Integrated Medicine, Laboratory Medicine, emergency department, gastroscopy and 24 hours emergency service. We invite a large number of professional doctors and doctors with years of extensive clinical experience from provincial hospitals, City Hospital, Children's Hospital and other respective hospitals for day visits. Additionally we import advanced hospital equipment, incl. a U.S. company GE CT, Siemens DRX -ray machines , large Beckman automatic biochemical analyzer , Japanese production of electronic gastroscopy , allergens analyzer (exclusive ) , Philip knife treatment of gynecological instrument (exclusive ) , GE sophisticated equipment and high color ultrasound equipment in strict accordance with World Health Organization standards to regulate the inspection and system operation.

All medical personnel specialize in medical technology with more than eighteen Chief Physician, most of them have healthcare experiences of more than thirty years, with high professional ethics for offering quality service, warm healthcare environment, low prices, and dedication to our patients.

We have successfully marketed our value proposition to a large number of corporate customers as well as individual customers. Compared with a public hospital at a single location, we are able to offer a more comprehensive examination menu at competitive prices, and provide an affordable “one-stop” service to our corporate customers who contract us to provide healthcare services to their employees and clients across the country. We are also able to provide our customers with satisfying experiences by providing customized services, streamlined processes, access to advanced equipment, a comfortable environment, customer services-oriented staff and greater privacy, characteristics which are highly valued by our corporate and individual customers.

Thus, in our opinion, we have a super level of professionalism.

51.	Please provide examples of the extensive marketing tactics to which you refer.

Response:

In response to the Staff’s comments. Please see the Competitive Advantage within the Prospectus Summary on pages 31. Extensive marketing tactics will reach a large segment of customers, such as our especial "Mobile clinics free medical service " program, which provide free medical services around Jiarun Hospital community and neighboring towns, more as an expanded customer base and expand the influence of the marketing plan.

Sources and Availability of Products and Supplies, page 32

52.	Please expand your discussion to discuss why you believe there are no constraints on the sources or availability of products and supplies related to your business.

Response:

In response to the Staff’s comments. Please see the Sources and Availability of Products and Supplies within the Prospectus Summary on pages 31. This is our opinion.

We are led by a strong and dedicated management team of experienced professionals with complementary skill sets in the healthcare sectors. Mr. Junsheng Zhang, our founder, chairman and director, has more than 30 years working experience in China medical services industry, he is also owner of several pharmacy retailers, medicine wholesaling company and medical equipment company. Lihua Sun, our chief executive officer also has more than 30 years of experience in medical services industry. Both the Chairman and the CEO have plenty of resources and connections across the medical industry.

We have maintained a large and loyal customer base comprised of both corporate and individual customers. Thus, we believe we face no constraint on the sources or availability of products and supplies related to our business. Our “Jiarun” brand is a well-established brand in the markets in which we have a presence. Our integrated and quality services as well as our coverage have enabled us to achieve significant brand recognition among our existing and target customers.

Strategic Partners, page 33

53.	Please provide a narrative discussion to explain the table on page 33. Specifically, disclose the nature and terms of each material partnership. If any material agreements exist, please file such agreements as exhibits to the registration statement.

Response:

In response to the Staff’s comments. Please see the Strategic Partners within the Prospectus Summary on pages 32. we have revised current updated Strategic partners list on page…the agreement with Strategic Partners are attached in Exhibit for reference.

Company	Content of cooperation
Shanghai Weidi Biological Technology Co., LTD.	Supplier of Medical Supplies
Shanghai Fanwei Electronic Technology Co., LTD	Supplier of Medical CT Film
Heilongjiang Dahua Pharmaceutical Co., LTD	Supplier of Medical
China Medical Equipment And Technical Service Company	Supplier of Medical Equipment
Harbin Sike Medical Reagent Co., LTD	Supplier of Medical reagent
Anguo Linshi Medicinal Material Co., Ltd.	Supplier of Chinese Herbal Medicine
Harbin Yuanda Mingsheng Medical Instrument Co., LTD	Supplier of Medical Supplies
Changchun Hongyi Medical Equipment Co., LTD	Supplier of Medical reagent
Harbin Jiarun Pharmacy co., LTD	Supplier of Medical
Harbin Shengtai Pharmaceutical Co., Ltd	Supplier of Chinese Herbal Medicine
Harbin Zhengda Longxiang Pharmaceutical Co., Ltd	Supplier of Medical
Sinopharm Group Co., Ltd	Supplier of Medical
Beijing Persee General	Supplier of Medical reagent
Harbin Zuolin Medical Co Ltd	Supplier of Medical
Harbin Pharmaceutical Group	Supplier of Medical
Hitachi Leasing (China) Co., LTD	Financial Lease of Medical Equipment
GE Medical Systems Trade and Development (Shanghai)CO., LTD	Supplier of Medical Equipment

Regulations, page 33

54.	For each regulation listed, please provide an explanation of the most material ways such regulation affects your business.

Response:

In response to the Staff’s comments. Please see the Regulations within the Prospectus Summary on pages 32.

➢ Law of People’s Republic of China on Sino-Foreign Equity Joint Ventures In order to expand international economic co-operation and technological exchange the People’s Republic of China (PRC) shall permit foreign companies, enterprises and other economic entities or individuals to establish, within the territory of the People’s Republic of China, equity joint ventures with Chinese companies, enterprises or other economic entities, in accordance with the principles of equality and mutual benefit that are subjected to the approval by the Chinese government.

➢ Law of the People's Republic of China on Sino-Foreign Cooperative Joint Ventures (Adopted at the First Session of the Seventh National People's Congress and promulgated by Order No.4 of the President of the People's Republic of China on April 13, 1988, and effective as of the date of promulgation) This Law is formulated to expand economic cooperation and technological exchange with foreign countries and to promote the joint establishment, on the principle of equality and mutual benefit, by foreign enterprises and other economic organizations or individuals and Chinese enterprises or other economic organizations of Chinese-foreign contractual joint ventures within the territory of the People's Republic of China.

Under the Sino-foreign Medical Institution Measures and its supplementary rules, the share percentage of foreign investment in a Sino-foreign medical institution cannot exceed 70%, except that qualified Hong Kong, Macao and Taiwan investors may set up wholly foreign-owned medical institutions subject to certain conditions and geographic restrictions. In addition to the restrictions on the equity proportion of foreign investment, the Chinese-foreign Medical Institution Measures also set certain qualifications and requirements on shareholders investing in foreign-invested medical institutions, such as relevant medical industry and management experience requirements for shareholders.

As a result, as of the date of this prospectus, JRSIS’s investments in its operating companies in the healthcare section continue to be made in accordance with the previous rules governing foreign investment in the healthcare sector. We primarily operate our business in China via Jiarun Hospital, or the JR, instead of wholly-owned subsidiaries due to the foresaid restrictions on equity proportion of foreign investment and qualification requirements on foreign investors. If the PRC government finds that the agreements that establish the structure for operating our business in China do not comply with its restrictions on foreign investment in healthcare businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated PRC entities.”

➢ Regulations for the Administration of Medical Institutions These Regulations are enacted to strengthen the administration of medical institutions, promote the development of medical and health service and protect people’s health.

Pursuant to the Regulations on Administration of Medical Institutions issued in February 1994 by the PRC State Council and the Implementation Rules for the Regulations on Administration of Medical Institution, or the Medical Institution Regulations and Rules, issued in August 1994 by the National Health and Family Planning Commission (NHFPC), any organization or individual that intends to establish a medical institution must obtain a medical institution establishment approval certificate from the NHFPC or the local health bureau before applying for registration of the legal entity of such medical institution. Under the Medical Institution Regulations and Rules, a medical institution is required to obtain a medical institution practicing license from the NHFPC or the local health bureau before providing medical services. When reviewing the application for a medical institution practicing license, the NHFPC or its local branches will consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the region for which the relevant healthcare administrative authority is responsible, as well as whether the proposed medical institution meets the basic medical standards set by the NHFPC or the local health bureau. Medical institutions should provide medical services within the approved or registered scope, and any activities relating to forging, selling, transferring or lending of medical institution practicing license is prohibited. A medical institution practicing license is subject to inspection by the NHFPC or the local health bureau on an annual or every three-year basis depending on the size of the medical institution. All medical institution practicing licenses held by our medical centers are subject to an annual inspection. In addition, personnel and employees directly performing medical services in medical institutions are required to obtain qualification certificates.

Pursuant to the Interim Provisions on the Administration of Medical Examinations, or the Medical Examination provisions, issued in August 2009 by the NHFPC, the NHFPC or its local branches are responsible for the regulation of medical examination activities. Medical institutions that plan to operate medical examination businesses should apply to the NHFPC or its local branches for the approval of such medical examination business and register such business with the NHFPC or its local branches by including the business in their medical institution practicing licenses.

Pursuant to the Rules on Administration of Radiation-related Diagnose and Treatment issued in January 2006 by the NHFPC, medical institutions that plan to conduct radiation-related diagnosis and treatment businesses should apply to the NHFPC or its local branches and obtain radiation-related diagnosis and treatment licenses.

JRSIS hospital that engage in radiation-related diagnosis and treatment business have obtained radiation-related diagnosis and treatment licenses.

➢ Regulations Relating to Encouraging Private Capital Investment in Medical Institutions

The Private Capital Investment Circular (i) establishes priorities for using government resources to support private capital investment in medical institutions, including profit-driven medical institutions where there is a demand to adjust or extend medical resources; (ii) encourages the use of private capital to privatize certain state-owned medical institutions subject to the requirements relating to the sale of state-owned assets; (iii) states that restrictions on foreign investment in medical institutions should be lifted, including moving the medical institution industry from the restricted category to the permitted category in the foreign investment industry catalog and gradually lifting the 70% restriction on foreign ownership in medical institutions; and (iv) reiterates that a non-profit medical institution should not distribute gains to its investors either as dividends or by other means whereas a profit-driven medical institution may distribute gains to its investors.

Description of Property, page 34

55.	Please disclose the owner of the new medical facility. Please also explain whether the building was built for you specifically and why you are raising money for the decoration of a building that you do not own.

Response:

In response to the Staff’s comments. Please see the Description of Property within the Prospectus Summary on pages 33. Harbin Baiyi Real Estate Development Co., Ltd, which is owned 100% by the same owner of Jiarun Hospital. The main purpose of the new building is for Jiarun Hospital to expand its operations. Harbin Baiyi Real Estate Development Co., Ltd completed construction a brand new medical facility in the heart of Harbin city. On June 5, 2013, Jiarun Hospital entered into a Lease Agreement to lease hospital building from Harbin Baiyi Real Estate Development Co., Ltd. The Company is leasing the building for 30 years. The new building decoration expenses are paid by Jiarun Hospital. This new facility consists of 26 stories specifically designed for medical operation purposes. The 1st to the 5th floor will be designed for open clinic serves as well as emergency operations; the 6th floor to the 23rd floor will be for surgery operation, emergency services and residential patient areas. Finally, the 24th to 26th floor will be for office clerical work for managing the hospital’s day to day operation. The present situation is that the building construction is fully completed. The building is presently undergoing painting and decoration. This is expected to be finished in Q3 2014 so that the hospital can be prepared for expanded medical service operations to commence towards the Q3 of 2014.

We are raising money for the decoration of a building that owns by Harbin Baiyi Real Estate Development Co., Ltd as the new building was designed and constructed solely for the purpose of allowing Jiarun Hospital to carry out its operation in the highest efficiency manner. The completed Lease Agreement between Jiarun Hospital and Harbin Baiyi Real Estate Development Co Ltd extends for thirty years, which represents over 80% of the building’s estimated life. In order to ensure the new facility will fully be customized for standard hospital operation and provide excellent healthcare services, Jiarun has to raise the external capital in order to aid it to complete all customization.

Management, page 34

Directors and Executive Officers of Registrant, page 34

56.	For each director or officer, please disclose each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of you.

Response:

In response to the Staff’s comments. Please see the Directors and Executive Officers of Registrant within the Prospectus Summary on pages 33.

Directors and Executive Officers

The following table sets forth the name, age and position of each of our directors and executive officers.

Directors and Executive Officers*	Age	Position/Title
Junsheng Zhang	48	President, Chairman of the Board and Director
Lihua Sun	45	Chief Executive Officer and Director
Xuewei Zhang	26	Chief Financial Officer and Director
Yanhui Xing	31	Director
Du Qi	68	Dean of the hospital

*

The business address for each of the directors and executive officers is 1st - 7th Floor,

Industrial and Commercial Bank Building, Xingfu Street, Hulan Town, Hulan District,

Harbin City, Heilongjiang Province, China 150025.

Junsheng Zhang, age 48, is our founder and has served as our president and director since Feb 2006. Mr. Zhang was the co-founders of Jiarun Pharmacy, a retail company, and Dahua Medical Co., Ltd (Wholesale provider), From 2003 to 2011, Mr. Zhang served as President and Chief Executive Officer of Dahua Medical Ltd, a whole sale shop owned by Mr. Zhang. Mr. Zhang served as General Manager of Dongtai Medical Ltd from 1990 to 2003.Mr. Zhang received a bachelor's degree in Traditional Chinese Medicine in China and a master's degree from Peking University.

.Ms. Lihua Sun, age 45, is our Chief Executive Officer and Director since Feb 2006. Ms. Sun is one of the cofounder of Jiarun Hospital and has many years in the healthcare industry. She has been the former General Manager of Ankang Medicine in Hulan district and a Director of Heilongjiang Dahua Medicine Co., Ltd.

Miss. Xuewei Zhang, age-26 is our Chief Financial Officer and Director since 2012, in 2009 Miss. Zhang served as finance manager of Jiarun Hospital. She earned a Bachelor degree in Business Studies from University of Exeter.

Miss. Yanhui Xing, age-31, is our director since 2012. Miss Xing served as the CEO assistant in Eden Hall Global Capital Co., Ltd, which is a financial advisor firm from 2010 until now. From 2007 to 2010, Miss Xing served as CFO assistant in Gfort. From 2006 to 2007, Miss Xing served as Finance manager in Green Island Limited in New Zealand. From 2003-2004, Miss Xing served as Finance manager in Fresh and Natural Ltd in New Zealand. Miss Xing earned Master degree of Banking and Bachelor degree in Accounting.

Jiarun Pharmacy, a retail company, and Dahua Medical Co., Ltd (Whole sale shop) are related companies, both are found by Junsheng Zhang and Lihua Sun.

57.	For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Please see Item 401 of Regulation S-K.

Response:

In response to the Staff’s comments. Please see the Directors and Executive Officers of Registrant within the Prospectus Summary on pages 33.

Junsheng Zhang, age 48, is our founder and has served as our president and director since Feb 2006. Mr. Zhang was the co-founders of Jiarun Pharmacy, a retail company, and Dahua Medical Co., Ltd (Whole sale shop), From 2003 to 2011, Mr. Zhang served as President and Chief Executive Officer of Dahua Medical Ltd, a whole sale shop owned by Mr. Zhang. Mr. Zhang served as General Manager of Dongtai Medical Ltd from 1990 to 2003. Mr. Zhang provides hands-on leadership, strategic direction and operations management with a focus on business development, exceptional quality patient care and fiscal accountability. The right candidate was display high personal integrity, positivity and the ability to operate effectively under pressure. Was a hand on self-starter who can assume broad responsibility in a dynamic, challenging healthcare environment. Mr. Zhang received a bachelor's degree in Traditional Chinese Medicine in China and a master's degree from Peking University. From Mr. Zhang’s experience and management skill should serve as a director.

Ms. Lihua Sun, age 45, is our Chief Executive Officer and Director since Feb 2006. Ms. Sun is one of the cofounder of Jiarun Hospital, accountability for hospital operations, budget development, analysis and oversight; marketing including volume growth/program development; FTE management; expense control; policy and procedure development and implementation; and process development to facilitate regulatory compliance. She has more than 30 years in the healthcare industry. She has been the former General Manager of Ankang Medicine in Hulan district and a Director of Heilongjiang Dahua Medicine Co., Ltd. From Ms. Sun’s experience and management skill should serve as a director.

Miss. Xuewei Zhang, age-26 is our Chief Financial Officer and Director since 2012, in 2009 Miss. Zhang served as finance manager of Jiarun Hospital. She earned a Bachelor degree in Business Studies from University of Exeter. During her position performance, the chief financial officer was trained by Harbin Humankind Biology Technology Co., Limited finance department, learned that reports financial statements under U.S. GAAP and was involved in its proposed U.S. initial public offering, including preparing U.S. GAAP financial statements and quarterly and annually fillings preparation. From 2009 to 2011, CFO learned U.S. GAAP, Securities Exchange Act 1934, Securities Act 1933, Regulation S-K and Regulation S-X. In 2009, CFO served as the finance manager, served in progressive managerial roles in accounting management, strategic planning and company control, have well knowledge about the hospital operation situation. From Miss. Zhang’s international business study and US GAAP and SEC training experienced, she was designed to serve as a director and CFO.

Miss. Yanhui Xing, age-31, is our director since 2012. Miss Xing served as the CEO assistant in Eden Hall Global Capital Co., Ltd, which is a financial advisor firm from 2010 until now. From 2007-2010, Miss Xing served as CFO assistant in Gfort Financial advisory Firm. From 2006 to 2007, Miss Xing served as Finance manager in Green Island Limited in New Zealand. From 2003 to2004, Miss Xing served as Finance manager in Fresh and Natural Ltd in New Zealand. Miss Xing earned Master degree of Banking and Bachelor degree in Accounting. From Miss. Xing’s accounting, financial advisory experiences, international studies and IPO experience and management skills, she should serve as a director.

58.	Please disclose any family relationships that exist between any director or officer.

Response:

In response to the Staff’s comments. Please see the Directors and Executive Officers of Registrant within the Prospectus Summary on pages 34.

Our Chief Executive Officer and Director, Lihua Sun is wife of Junsheng Zhang, our President and Director.

Our Chief Financial Officer and Director, Xuewei Zhang, is daughter of Junsheng Zhang, Chairman and Director.

The dean of the hospital, he has no any relationship to our shareholders and directors.

Involvement in Certain Legal Proceedings, page 36

59.	Please be advised that in accordance with Item 401(f) of Regulation S-K, you are required to disclose certain legal proceedings that have occurred during the past ten years. We note that your disclosure only covers the past five years. Please revise your disclosure accordingly.

Response:

In response to the Staff’s comments. Please see the Involvement in Certain Legal Proceedings within the Prospectus Summary on pages 35.

No director, person nominated to become a director, executive officer, promoter or control person of our company has, during the last ten years: (i) been convicted in or is currently subject to a pending a criminal proceeding (excluding traffic violations and other minor offenses); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to any federal or state securities or banking or commodities laws including, without limitation, in any way limiting involvement in any business activity, or finding any violation with respect to such law, nor (iii) any bankruptcy petition been filed by or against the business of which such person was an executive officer or a general partner, whether at the time of the bankruptcy or for the two years prior thereto.

Executive Compensation, page 37

Summary Compensation Table, page 37

60.	Please add a footnote to your Summary Compensation Table disclosing that the compensation only covers salaries earned from the company’s inception in November 2013 until the end of that year. Please also disclose each named executive officer’s salary from which the amount earned was pro-rated.

Response:

In response to the Staff’s comments. Please see the Summary Compensation Table within the Prospectus Summary on pages 36.

						Non- Equity	Non- qualified
						Incentive	Deferred	All
Name and				Stock	Option	Plan	Comp.	Other
Principal		Salary	Bonus	Awards	Awards	Comp.	Earnings	Comp.	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Junsheng	2011	-	-	-	-	-	-	-	-
Zhang	2012	-	-	-	-	-	-	-	-
Chairman,	2013	11,213	-	-	-	-	-	-	11,213
Lihua	2011	-	-	-	-	-	-	-	-
Sun	2012	-	-	-	-	-	-	-	-
CEO/Director	2013	9,132	-	-	-	-	-	-	9,132
Xuewei	2011	-	-	-	-	-	-	-	-
Zhang	2012	-	-	-	-	-	-	-	-
CFO	2013	-	-	-	-	-	-	-	-
Yanhui	2011	-	-	-	-	-	-	-	-
Xing	2012	-	-	-	-	-	-	-	-
Director	2013	-	-	-	-	-	-	-	-

Compensation of Directors, page 37

61.	Please add disclosure to make clear whether the amounts listed in the table were earned solely as compensation for work performed as executive officers or if any amount was earned in the capacity of director.

Response:

In response to the Staff’s comments. Please see the Compensation of Directors within the Prospectus Summary on pages 36.

						Non- Equity	Non- qualified
						Incentive	Deferred	All
Name and				Stock	Option	Plan	Comp.	Other
Principal		Salary	Bonus	Awards	Awards	Comp.	Earnings	Comp.	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Junsheng	2011	-	-	-	-	-	-	-	-
Zhang	2012	-	-	-	-	-	-	-	-
Chairman,	2013	11,213	-	-	-	-	-	-	11,213
Lihua	2011	-	-	-	-	-	-	-	-
Sun	2012	-	-	-	-	-	-	-	-
CEO/Director	2013	9,132	-	-	-	-	-	-	9,132
Xuewei	2011	-	-	-	-	-	-	-	-
Zhang	2012	-	-	-	-	-	-	-	-
Director	2013	-	-	-	-	-	-	-	-
Yanhui	2011	-	-	-	-	-	-	-	-
Xing	2012	-	-	-	-	-	-	-	-
Director	2013	-	-	-	-	-	-	-	-

Certain Relationships and Related Transactions, page 38

62.	Please make clear who from the list of shareholders is the related person. Please also disclose the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person's interest in the transaction.

Response: In response to the Staff’s comments.

In January 2014, we issued 1,589,000 common shares by private offering to 85 shareholders at a price of US$0.5725 per share, including both non-related and related person, three persons are defined as related person.

1.	Lanying Zhang, the sister of the Chairman, is not employee of the Company and does not earn annual salary from the Company.
2.	Pinxia Jin, the cousin of the Chairman, is not employee of the Company and does not earn annual salary from the Company.
3.	Ms. Xing Yanhui, a director of the Company since 2012. This relationship was reviewed by the Corporate Governance under the Company’s related party transaction policy.

The Company recognizes that related party transactions can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the Company’s best interests and those of our shareholders.

Principal Stockholders, page 42

63.	The beneficial ownership table is not drafted clearly and does not list each executive officer or director who signed the registration statement. Please revise the table to be easily readable and to provide information for each director and officer.

Response: In response to the Staff’s comments. Please see the Principal Stockholders within the Prospectus Summary on pages 41.

		Amount and Nature
Title of		of Beneficial
Class	Name of Beneficial Owner	Ownership	Percentage
Common Stock	Junsheng Zhang,	11,160,000	82.13%
	President, Chairman of the board	Director
Common Stock	Yanhua Xing	588,000	4.33%
	Shareholder
Common Stock	Weiguang Song	252,000	1.85%
	Shareholder
	Lihua Sun CEO/Director	-	-
	Yanhui Xing Director	-	-
	Xuewei Zhang Director	-	-
	All Officers and Directors as a Group	11,160,000	82.13%
	Shares Outstanding as of January 31, 2014	13,589,000	100.0%

Description of Capital Stock, page 43

Common Stock, page 43

64.	Please disclose the vote required for shareholders to take action, as required by Item 202(a)(1)(v).

    Response.

        In response to the Staff’s comments. We have added this disclosure.

Cash Dividends, page 43

65.	Your statement here that “[a]s the date of this prospectus, we have not paid any cash dividends to stockholders” conflicts with your disclosure in the Dividend Policy section on page 22. Please revise your disclosure to correct any inaccurate information.

Response:

In response to the Staff’s comments. Please see the Cash Dividends within the Prospectus Summary on pages 42.

Delete “As of the date of this prospectus, we have not paid any cash dividends to stockholders”

Consolidated Financial Statements - General

66.	Please explain your basis for consolidating Jiarun with JHCC, when purchase consideration for this acquisition has not been transferred and certain regulatory approvals for the related Joint Venture Investment Agreement have not been granted. Also, explain to us the purpose of terms governing the right of Mr. Zhang to transfer the 100% of Runteng shares to himself at any time and the rights of Mr. Zhang, Ms. Tang and Mr. Song to transfer the 100% of the CRMG shares to themselves at any time. Tell us your consideration of these rights in determining the accounting treatment for the transactions underlying the formation of JHCC. Refer us to the technical guidance upon which you have relied.

Response:

In response to the Staff’s comments. Please see the Consolidated Financial Statements within the Prospectus Summary on pages 51 and 52.

On May 21, 2013, the Joint Venture Investment Agreement between Runteng and Harbin Jiarun Hospital Company Ltd has been approved by the Ministry of Health of Heilongjiang; the approval certificate will be due on May 21, 2015.

On July 29, 2013, the Joint Venture Investment Agreement between Runteng and Junsheng Zhang has been approved by the Development and Reform Commission of Hulan District, Harbin City.

On July 29, 2013, the Joint Venture Investment Agreement between Runteng and Junsheng Zhang has been approved by the Harbin Investment Promotion Bureau; the Joint Venture Jiarun Hospital duration of operation is twenty years.

On July 29, 2013, Harbin Jiarun Hospital Company Ltd has obtained Certificate of Approval for Establishment of Enterprises with Investment of Taiwan, Hongkong, Macao and Overseas Chinese in the People’s Republic of China; the Joint Venture Jiarun Hospital duration of operation is twenty years.

For accounting purposes, the investment to Jiarun by Runteng, the holding company, with the exception that no goodwill is generated, and followed up with a recapitalization of the Company based on the factors demonstrating. The consolidated financial statements are the historical financial information and operating results of Jiarun.

The agreements regarding to Mr. Zhang, Ms. Tang and Mr. Song to transfer their shares to themselves at any time are void at the end.

For accounting purpose, Jiarun investment by Runteng, the holding company. Runteng as a parent company is subjecting to ASC810-10-10, which states that consolidated financial statements are required for a fair presentation as it has a direct controlling financial interest in Jiarun. The consolidated financial statements are the historical financial information and operation results of Jiarun.

Consolidated Statements of Operations and Comprehensive Income, page 49

67.	Tell us how you computed the weighted average number of shares outstanding for 2013 of 1,388,822 shares.

Response:

In response to the Staff’s comments. Please see the Consolidated Statement of Operations and Comprehensive Income within the Prospectus Summary on pages 48.

12,000,000shares*42days/365=1,380,822 (date from 2013.11.20)

Consolidated Statements of Shareholde rs’ Equity, page 50

68.	Please tell us why you do not have balances for the December 31, 2011 and 2012 periods or show any activity within that period for the majority of the captions.

Response:

In response to the Staff’s comments. Please see the Consolidated Statements of Shareholders’ Equity within the Prospectus Summary on pages 63. ASC 810-10-45 stated that Retained earnings of a subsidiary at the date of acquisition by the parent shall not be included in consolidated retained earnings. Our consolidated financial statements included our subsidiary’s revenues, expenses, gains, and losses from the date the subsidiary is initially consolidated. ASC 810-10-50 further requires us to have separately disclosed amounts attributable to our parent and NCIs in the financial statements.

On June 01, 2013, Junsheng Zhang, the owner of Jiarun Hospital, entered into supplemental agreement with Runteng for the attribution of accumulated retained earnings of Jiarun. In which, the retained earnings of Jiarun will be attributed to Junsheng Zhang up to June 30, 2013. From July 1, 2013, the income of operations from Jiarun will be attributed to Runteng and Junsheng Zhang for 70% and 30% respectively.

Since Jiarun's equity, paid-in capital and retained earnings are still controlled by the current owner as of June 30, 2013. The Company recognized Jiarun’s equity as non-controlling interests up to June 30, 2013. After July 1, 2013, 70% undistributed profit was recognized as additional paid-in capital and the remaining was recognized as non-controlling interests.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Organization, page 53

69.	Please provide a more informative explanation of your accounting treatment for the “investment to Jiarun by Runteng, the holding company.” Specifically, explain to us how you are accounting for this transaction and refer us to the technical guidance upon which you have relied. Revise your disclosure accordingly.

Response:

In response to the Staff’s comments. Please see the Note 1. Description of Business and Organization within the Prospectus Summary on pages 51. For accounting purpose, Jiarun investment by Runteng, the holding company. Runteng as a parent company is subjecting to ASC810-10-10, which states that consolidated financial statements are required for a fair presentation as it has a direct controlling financial interest in Jiarun. The consolidated financial statements are the historical financial information and operation results of Jiarun.

30% of Jiarun hospital interest held by Junsheng Zhang is subjecting to non-controlling interest (“NCIs”), which was stated under ASC810-10-45, the ownership interest in the subsidiary that are held by owners other than the parent is a non-controlling interest. 70% held by Runteng is applying to its holding Runteng.

ASC 810-10-45 also stated that Retained earnings of a subsidiary at the date of acquisition by the parent shall not be included in consolidated retained earnings. Our consolidated financial statements included our subsidiary’s revenues, expenses, gains, and losses from the date the subsidiary is initially consolidated.

On June 01, 2013, Junsheng Zhang, the owner of Jiarun Hospital, entered into supplemental agreement with Runteng for the attribution of accumulated retained earnings of Jiarun. In which, the retained earnings of Jiarun will be attributed to Junsheng Zhang up to June 30, 2013. From July 1, 2013, the income of operations from Jiarun will be attributed to Runteng and Junsheng Zhang for 70% and 30% respectively.

Since Jiarun's equity, paid-in capital and retained earnings are still controlled by the current owner as of June 30, 2013. The Company recognized Jiarun’s equity as non-controlling interests up to June 30, 2013. After July 1, 2013, 70% undistributed profit was recognized as additional paid-in capital and the remaining was recognized as non-controlling interests.

According to ASC 810-10-50 requirements, we have separately disclosed amounts attributable to our parent and NCIs in the financial statements. As of December 31, 2012, the comprehensive income attributable to the parent and NCIs is nil and $1,007,914 respectively. As of December 31, 2013, the comprehensive income attributable to the parent and NCIs is $473,836 and $2,671,064.

70.	You state that on June 3, 2013, Junsheng Zhang “raised paid in capital to $2.4 million with accumulated earnings of $1.6 million and cash of $702,508.” Please provide a more informative explanation of this transaction and tell us where it is reflected in your financial statements.

Response:

In response to the Staff’s comments. Please see the Note 1. Description of Business and Organization within the Prospectus Summary on pages 63. On December 23, 2012, in accordance with the "Foreign Investment Enterprise Law" under the People’s Republic of China (“PRC”), Runteng and Jiarun entered into an agreement that Runteng and the current owner of Jiarun will invest a total of $7,936,508(equivalent to RMB50,000,000), in which Runteng will contribute $5,555,556 (equivalent to RMB35,000,000)or 70% of the total capital and the current owner of Jiarun will contribute $2,380,952 (equivalent to RMB15,000,000) or 30% of the total capital. As of December 31, 2013, Jiarun has not yet received such investment amount from Runteng.

On June 03, 2013, Mr. Junsheng Zhang, the owner of Jiarun Hospital raised paid in capital to $2,403,736 (RMB15 Million) with accumulated retained earnings of$1,639,185 (RMB10.15Million) and cash of$702,508 (RMB4.35Million), which has been certified by Heilongjiang Jinyuda Accountants Business Office Co. Ltd; the report number is (2013) A436.

Both $1,639,183 and $702,508 are reflected under “Non-controlling interest” of caption and “Cash and cash equivalents” of the caption in our Consolidated Balance Sheet and Consolidated Statement of Shareholders’ Equity respectively.

Note 2. Summary of Significant Accounting Policies

Note H. Construction in progress, page 55

71. You disclose that construction in progress represents “new hospital painting and decoration.” Also, on page 25, you state that “JRIS's management completed construction of a brand new medical facility in the heart of Harbin City.” However, your construction in progress appears to consist primarily of the capital lease for the hospital building from Harbin Baiyi Real Estate Development Co, as disclosed on page 57. Please revise your disclosure throughout the filing to remove these apparent inconsistencies. Also, disclose a summary of the principal components of construction in progress for each period presented.

Response:

In response to the Staff’s comments. Please see the Note H. Construction in progress within the Prospectus Summary on pages 24 and 54. On a 3 years basis, Jiarun’s revenue has been growing at a compound rate of approximately 28.00% annually and the Hospital anticipates this trend will slow down but remains in the high double digits as long as Jiarun’s facility operates at current level of patient and services efficiency. However, accounting for the fact that the hospital is working close to its maximum capacity, this growth trend may only extend for only ears unless physical capacity of the hospital is increased. In consideration of this future growth cap, on June 5, 2013, Jiarun entered into a Lease Agreement to lease new hospital building from Harbin Baiyi Real Estate Development Co., Ltd, which is owed by the owner of Jiarun, a related party. The new medical facility is located in the heart of Harbin city that will be 26 stories high and contain over 500 open beds and 10-15 operation rooms. The hospital completed construction in November 2013, it is in the process of decoration, which anticipated to complete in 2014 Q3 the new hospital will become the largest medical facility (both private and public) in the municipality.

Increase Space – Jiarun entered into a Lease Agreement to lease a brand new medical facility in the heart of Harbin city for Jiarun Hospital. This new facility consists of 26 stories specifically designed for medical operation purposes. The 1st to the 5th floor will be designed for open clinic services as well as emergency operations; the 6th floor to the 23rd floor will be for surgical procedures, emergency services and residential patient areas. Finally, the 24th to 26th floor will be for office clerical work for managing the hospital’s day to day operation.

Breakdown of the construction in progress

Item	For the year Ended Dec 31,2013
Police fire protection construction costs	$19,545
Water pump costs	45,744
Building materials porcelain	16,356
Building	15,185,032
Wall decoration	37,291
Electric power survey and design fees	17,553
Public water work	25,352
Total	15,346,873

L. Capital lease obligation and deposit for capital leases, page 57

72.	Please provide all of the disclosures related to the Lease Agreement for the hospital building, as required by ASC 840-30-45 and 50. Also, disclose your accounting treatment for the interest cost related to this Lease Agreement.

Response:

In response to the Staff’s comments. Please see the L. Capital lease obligation and deposit for capital leases within the Prospectus Summary on page 56. ASC840-30-45-1 to 2 required us to separately disclose assets, obligations in Lessee’s financial statements. Especially it requiring assets to be recorded under capital leases and the accumulated amortization thereon shall be separately identified in the lessee’s balance sheet or in footnotes thereto. Obligation under capital leases shall be separately identified as such in the lessee’s balance sheet and shall be subject to the same considerations as other obligations in classifying them with current and noncurrent liabilities in classified balance sheets. ASC 840-30-45-3　the interest expense does not necessary classify as separate items in the income statement. However, unless the charge to income resulting from amortization of assets recorded under capital leases is included by the lessee with depreciation expense and the fact that it is so included is disclosed, the amortization charge shall be separately disclosed in the financial statements or footnotes thereto.

ASC840-30-50-1 a to d specifies all of the information with capital leases shall be disclosed in the lessee’s financial statements or footnotes thereto, including the gross amount of assets recorded under capital leases, future minimum lease payments, the total of minimum sublease rentals and etc.

The leasing agreement for our hospital building contains the following provisions:

• Rental payments of $1,144,913 per year, payable at the beginning of the month, September 2014.

• An option allowing the lessor to extend the lease for thirty years beyond the last renewal option exercised by the company

• A guarantee by the company that the lessor will realize $Nil, from selling the asset at the expiration of the lease

This lease is a capital lease because its term (30 years) exceeds 75% of the building’s estimated economic life. In addition, the present value ($15,185,032) of the minimum lease payments exceeds 90% of the fair value of the building ($15,721,295).

• Accumulated annual amounts resulting from applying an interesting rate 6.55% to the balance of the lease obligation at the beginning of each year. The lease obligation is increased by the amount of the prior year’s interest, the amount of the net rental payment at the beginning of each year; and this amount represents the guaranteed residual value at the end of the lease term.

N. Related Parties, page 58

73.	Please disclose that the new hospital building is leased from Harbin Baiyi Real Estate Development Co, which is owned by Jun Sheng Zhang a related party, and the associated amounts presented in your financial statements.

Response:

In response to the Staff’s comments. Please see the Related Parties within the Prospectus Summary on pages 58 On June 5, 2013, Jiarun entered into a Lease Agreement to lease new hospital building from Harbin Baiyi Real Estate Development Co., Ltd, which is owed by the owner of Jiarun, a related party. As of December 31, 2013, Harbin Baiyi Real Estate Development Co., Ltd received decoration fee paid in advance from the Company in the total amount of $ 5,807. As of December 31, 2013, the company has balance of deposits for capital leases and Capital lease obligations of 490,677 and 15,024,218 respectively.

X.	Non-controlling interests, page 64

74.	Your financial statements indicate that the non-controlling interest was held by Jun Sheng Zhang, who also held a 93% ownership interest in JHCC at January 31, 2014. Please tell us how you considered this common ownership in concluding that you have a non- controlling interest. Also, explain your basis for allocating comprehensive income between the non-controlling interests and your shareholders for each period presented. Refer us to the technical guidance upon which you have relied.

Response:

In response to the Staff’s comments. Please see the X. Non-controlling interests within the Prospectus Summary on pages 63.

JHCC as a parent company is subjecting ASC810-10-10, which states that consolidated financial statements are required for a fair presentation if one of the entities in the consolidated group directly or indirectly has a controlling financial interest in the other entities.

30% of Jiarun hospital interest held by Junsheng Zhang is subjecting to non-controlling interest (“NCIs”), which was stated under ASC810-10-45, the ownership interest in the subsidiary that are held by owners other than the parent is a non-controlling interest. On the other hand, 93% held by Junsheng Zhang is applying to our parent company JHCC.

ASC 810-10-45 also stated that Retained earnings of a subsidiary at the date of acquisition by the parent shall not be included in consolidated retained earnings. Our consolidated financial statements included our subsidiary’s revenues, expenses, gains, and losses from the date the subsidiary is initially consolidated.

According to ASC 810-10-50 requirements, we have separately disclosed amounts attributable to our parent and NCIs in the financial statements. As of December 31, 2012, the comprehensive income attributable to the parent and NCIs is nil and $1,007,914 respectively. As of December 31, 2013, the comprehensive income attributable to the parent and NCIs is $473,836 and $2,671,064 respectively.

Principal and Selling Stockholders, page 73

75. Please add corresponding footnotes to the (1) and (2) that appear in the heading to the selling stockholder table.

      Response.

      In response to the Staff’s comments. These footnote references were in error and have been deleted.

76.	Please disclose any position, office or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates.

Response:

In response to the Staff’s comments. Please see the Principal and Selling Stockholders within the Prospectus Summary on pages 72.

(1)	Li Wang is an employee of Jiarun
(2)	Wenshui Zhao is an employee of Jiarun
(3)	Yongquan Li is an employee of Jiarun
(4)	Yanyan Sheng is an employee of Jiarun
(5)	Jie Liu is an employee of Jiarun
(6)	Yinghong Zhao is an employee of Jiarun
(7)	Haiyan Xu is an employee of Jiarun
(8)	Jingbo Xue is an employee of Jiarun
(9)	Guifeng Wang is an employee of Jiarun
(10)	Minghui Ouyang is an employee of Jiarun
(11)	Fangfang Dong is an employee of Jiarun
(12)	Zhennan Gao is an employee of Jiarun
(13)	Weinan Li is an employee of Jiarun
(14)	Dongmei Wu is an employee of Jiarun
(15)	Hongxu Zhang is an employee of Jiarun
(16)	Zhongjie Chen is an employee of Jiarun
(17)	Xingming Li is an employee of Jiarun
(18)	Zhaojun Li is an employee of Jiarun
(19)	Hang Ma is an employee of Jiarun
(20)	Lanying Zhang is the sister of our Chairman of the company
(21)	Pinxia Jin is the cousin of our Chairman of the company
(22)	Jing Yu is an employee of Jiarun
(23)	Xiuyun Chen is an employee of Jiarun
(24)	Xing Yanhui is a member of our Board of Director.

Signatures, page 80

77. Please add the date of the registrant’s signature.

Response: The Company acknowledges this comment and complied with. Please see the Signatures within the Prospectus Summary on pages and .

78.	Please provide the signatures of the principal executive officer, principal financial officer, and principal accounting officer or controller. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed. Please see instructions to signatures of Form S-1.

Response: The Company acknowledges this comment and complied with. Please see the Signatures within the Prospectus Summary on pages and .

Securities and Exchange Commission

May 1, 2014

      Please advise us if you have any further questions or comments.

Respectfully submitted

/s/	Jun Sheng Zhang
Jun Sheng Zhang
President